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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                             GENIUS PRODUCTS, INC.
                              A NEVADA CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

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                    NEVADA                                       88-0363979
         (STATE OR OTHER JURISDICTION                (IRS EMPLOYER IDENTIFICATION NO.)
      OF INCORPORATION OR ORGANIZATION)
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                           11250 EL CAMINO REAL #100
                          SAN DIEGO, CALIFORNIA 92130
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

                                 (858) 793-8840
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

          SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

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            TITLE OF EACH CLASS TO                     NAME OF EACH EXCHANGE ON WHICH
              BE SO REGISTERED:                       EACH CLASS IS TO BE REGISTERED:
                     NONE                                           NONE
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          SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                         COMMON STOCK, PAR VALUE $0.001
                                (TITLE OF CLASS)

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                               TABLE OF CONTENTS

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                              PART I
DESCRIPTION OF BUSINESS
  Overview..................................................    1
  Baby Genius(TM) Products..................................    1
  Pet Tunes Products........................................    2
  Product Fulfillment and Sales of CDs, Cassettes and
     Videos.................................................    2
  Markets...................................................    3
  Licenses and Trademarks...................................    3
  Jewelry Products..........................................    3
  Other Products............................................    4
  Our Retail Strategy in the United States..................    4
  Our Retail Marketing Plan.................................    4
  Our Overseas Retail Strategy..............................    5
  Our Internet Strategy.....................................    5
  Our Internet Marketing Strategy...........................    5
  Retail and Internet Competitors...........................    6
  Risks Related to Our Business.............................    7
  Impact of the Year 2000...................................    9
  Employees.................................................    9
  Additional Information....................................   10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   11
  Results of Operations -- Nine Months Ended September 30,
     1999 and 1998..........................................   11
  Results of Operations -- 1998 Compared to 1997............   12
  Results of Operations -- 1997 Compared to 1996............   12
  Liquidity and Capital Resources...........................   13
DESCRIPTION OF PROPERTY.....................................   13
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................   14
MANAGEMENT..................................................   15
  Directors, Executive Officers, Promoters and Control
     Persons................................................   15
EXECUTIVE COMPENSATION -- REMUNERATION OF DIRECTORS AND
  OFFICERS..................................................   16
  Employment Agreements.....................................   16
  Director Compensation.....................................   17
  Non-Qualified Stock Option Plan...........................   17
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   17
LEGAL PROCEEDINGS...........................................   18
                             PART II
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....   19
  Dividend Policy...........................................   19
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RECENT SALES OF UNREGISTERED SECURITIES.....................   20
  1997: Formation, Acquisition and Initial Issuance of
     Common Stock...........................................   20
  1998: Issuance of Common Stock............................   20
  1999: Issuance of Common Stock............................   20
DESCRIPTION OF SECURITIES...................................   21
  Common Stock..............................................   21
INDEMNIFICATION OF DIRECTORS AND OFFICERS...................   21
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
  AND FINANCIAL DISCLOSURE..................................   22
INDEX TO FINANCIAL STATEMENTS...............................  F-1
                             PART III
INDEX TO EXHIBITS
SIGNATURE
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                                     PART I

                            DESCRIPTION OF BUSINESS

OVERVIEW

     Genius Products, Inc. (the "Company") was incorporated in the State of Nevada on January 6, 1996 under the name Salutations, Inc. ("Salutations"). In September 1997 Salutations acquired all of the outstanding shares of a company called International Trade & Manufacturing Corporation ("ITM"), a Nevada corporation founded in 1992 by Klaus Moeller, our current Chairman and Chief Executive Officer, and Gerald Edick. At the time of the acquisition, Salutations was a public company with shares quoted on the Over the Counter ("OTC") Bulletin Board. Immediately after the acquisition, Salutations assumed all of the operations and businesses of ITM and changed its name to International Trading & Manufacturing Corporation ("ITMC"). In October 1999 we changed the name of the Company again from International Trading & Manufacturing Corporation to Genius Products, Inc., to reflect what has become our core business of publishing and distributing music compact discs, cassettes and videos under the Baby Genius(TM) and other Genius brand names. Our shares currently trade on the OTC Bulletin Board under the symbol ITMH.

     The original business of ITM involved the design, development and distribution of semi-precious and precious gemstone and costume jewelry. Over the last three years, however, the jewelry business has experienced increased competition, an erosion of profit margins and a decline in sales. As a result, in September 1998 we shifted our focus to more profitable lines of business involving the Genius-branded product lines discussed below.

     We have significant experience in product development and marketing through both wholesale and retail distribution channels, and through national and regional media campaigns. We use innovative and original marketing techniques to sell our products to targeted audiences, such as parents and pet owners. We have strong contacts in both the music and book distribution business and have considerable experience in the building of membership programs.

BABY GENIUS(TM) PRODUCTS

     In September 1998, we decided to launch a line of classical music compact discs ("CDs") and cassettes for children. This was inspired by a proclamation by the governor of Georgia, Zell Miller, who stated that all newborn children would receive a free classical CD or cassette as a gift from the state, to enhance the child's intellectual development and well-being. We were also attracted by the high gross margins associated with the sale of CDs, cassettes and videos. Accordingly, we recruited people with experience in the production, development, distribution and marketing of CDs, cassettes, videos and other products.

     We started to develop the Baby Genius line of products and become a music publisher in September 1998. As a result, our business has changed significantly over the last 12 months. We now publish, distribute and license a line of musical CDs, cassettes and videos for children under the Baby Genius(TM) brand name.

     The Baby Genius(TM) product line currently comprises 20 CDs and cassettes and two videos. There are 11 music titles in our Classical Series: Bedtime Beethoven, Best of . . . The IQ Builder!, Brain Power, Breakfast with Bach, Classics for Intelligence, Classical Vitamins, It's a Boy!, It's a Girl!, Learn with Vivaldi, Magic Mozart and one sampler title. Our Instrumental Relaxation Series comprises five titles: Lulla-Drive for the Car, Nature Experience, Sweet Dreams Lullabies, Up all Night and a sampler title. There are two titles in our Vocal Series: Children's Songs and Favorite Nursery Rhymes, and two titles in our Christmas Series: Classical Christmas and Christmas Sleighride. We have produced two videos: Mozart & Friends Vol. 1 and Mozart & Friends Sleepytime Vol. 2.

     We have also established a website on the Internet, located at WWW.BABYGENIUS.COM, at which visitors can buy Baby Genius(TM) products, and also obtain access to information and content on pregnancy, child care and other subject matters related to child development.

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     Our business plan is to develop a line of music, video and other
Genius-branded products that are stimulating, educational and beneficial to the intellectual development and well-being of children and their families.

     We have had significant success in the creation of the Baby Genius(TM) product line. We produced and brought to market 22 titles in 10 months. Our music and video sales went from zero in December 1998 to almost $900,000 by the end of September 1999. We attribute this success to the highly marketable Baby Genius(TM) brand name, effective marketing techniques, a national media campaign, and endorsements by our celebrity spokesperson, Deidre Hall, and by Minnesota Public Radio. We believe that if current market conditions continue, our retail distribution and net sales will continue to grow, although we will need additional financing to fund the increase in fulfillment and other costs resulting from higher sales. No assurance can be given that current market conditions will continue, that we will obtain the financing to implement our business plan or that even if we implement our plan, that we will succeed in sustaining high growth rates.

     Baby Genius(TM) CDs, cassettes and videos are endorsed by our celebrity spokesperson, Deidre Hall. We entered into an agreement in February of 1999 with Panache, Inc. which provides for Ms. Hall to act as a spokesperson for our Baby Genius(TM) products. The agreement has a one year term, and requires us to pay Panache $100,000 and issue Panache 200,000 shares of our common stock. Of these 200,000 shares, 80,000 shares were issued in March 1999, 60,000 shares are to be issued in November 1999, and 60,000 shares are to be issued on or before March 1, 2000.

     Ms. Hall has for over 20 years played the role of a pediatrician, Dr. Marlena Evans, in the television program Days of Our Lives. Ms. Hall has promoted our Baby Genius(TM) products through the following media: Soap Opera Digest Magazine, CBS This Morning, The TV Channel Guide, Live with Regis and Kathie Lee, Access Hollywood, The Rosie O'Donnell Show, E! "Out to Lunch", Later Today and E! "News Daily". After Ms. Hall appeared on The Rosie O'Donnell Show in September 1999 to promote one of our Baby Genius(TM) CD special offers, we received over 20,000 orders.

     The Baby Genius(TM) product line is also endorsed by Minnesota Public Radio ("MPR"), a subsidiary of Minnesota Communications Group ("MCG"). MPR and MCG funded a portion of the Baby Genius(TM) development costs and have been instrumental in assisting us to obtain classical music licenses. MPR and MCG are both shareholders of the Company.

     Our success has been recognized by others. In March 1999, CBS This Morning chose the Baby Genius(TM) line of CDs as one of the "Best Products for Mother's Day." In September 1999, the Baby Genius(TM) CD Nature Experience received the 1999 National Association of Parenting Publications "Gold Award."

PET TUNES PRODUCTS

     In October 1999, we began developing a classical and instrumental series of CDs and cassettes under the name Pet Tunes, comprising four titles: Delighted Doggy, Calming Kitty, Blissful Birdy and Happy Horsy. These titles are designed to be played to pet animals and will be marketed on the basis that music may have beneficial effects on animals, for example, by reducing "separation anxiety" that a pet may experience when separated from its owner.

PRODUCT FULFILLMENT AND SALES OF CDS, CASSETTES AND VIDEOS

     We are the sole producers of the CDs and cassettes for our Baby Genius(TM) Instrumental Relaxation Series and our Baby Genius(TM) Vocal Series. We co-produce with MPR the CDs and cassettes for the Baby Genius(TM) Classical Series. Our CDs and cassettes are manufactured by Zomax, Inc. We are the sole producers of our two Baby Genius(TM) videos. Our videos are manufactured by Allied Digital Technology, Inc.

     Our Baby Genius(TM) product line is distributed through our own distribution center in Iowa and also through Rounder Kids, Valley Media, The Children's Bookstore, Newsound, Tapeworm, Advanced Marketing and Ventura Distribution.

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     Baby Genius(TM) products are sold in the following outlets:

     - Mass retail: Target, ShopKo and Costco. We also have commitments from the following outlets: Baby's R' Us, Pamida, Sears, Federated, Robinson May and Musicland.

     - Toy and children's stores: Zany Brainy, Learningsmith, Noodle Kidoodle, Imaginarium, Learning Center and Party World.

     - Others: 1-800-Flowers, J&R Music, Carter's Children's Wear, Transworld, Rivertown Catalog, Hastings and SkanDisk.

     - Internet websites on the World Wide Web: ibaby.com, Smarterkids.com, Toytime.com, Americanbaby.com, Babycenter.com, Amazon.com, Borders.com, Therightstart.com, Infantelligence.com and eToys.com.

     By October 31, 1999, Baby Genius(TM) products were available in approximately 2,000 outlets. Credit card transactions for sales of Baby Genius(TM) products from our website are processed by National Payment Systems, Inc.

MARKETS

     According to the US Census Bureau, approximately 3.9 million babies were born in the United States in each of the last five years. With respect to the Baby Genius(TM) and related product lines, our targeted markets are the parents, family and friends of all new born children from birth through the age of 12 and beyond.

     According to the American Veterinary Medical Association ("AVMA"), in 1996 approximately 31% of US households owned a dog, 27% owned a cat, just under 5% owned a pet bird and just under 2% owned a horse. The AVMA also estimates that in 1996 households collectively spent approximately $5.8 billion on their dogs, $3 billion on their cats, $50 million on their pet birds and $339 million on their horses. We will target sales of our Pet Tunes series at these markets.

LICENSES AND TRADEMARKS

     We license our classical music from Naxos of America, Inc. Under the terms of our non-exclusive worldwide license agreements with Naxos, we pay an advance payment to Naxos of $6,000 for the first 150,000 copies of manufactured CDs and cassettes which are the subject of the license and $1,000 for each additional 50,000 copies of manufactured CDs and cassettes. The license agreements terminate upon the expiration of the copyright of the music which is held by Naxos or upon our discontinuation of the product line.

     MCG has granted us a license to use the names Public Radio MusicSource, PRMS, and PRMS designs. MPR has granted us a license to use the names Minnesota Public Radio, MPR, and MPR designs. The MPR licenses are more fully described in the "Certain Relationships and Related Transactions" section of this registration statement.

     We own all intellectual property rights relating to the Baby Genius(TM) Instrumental Relaxation Series, the Vocal Series, and the video series.

     We own the trademark Baby Genius(TM) for music and video products, and we have an application pending on the Baby Genius(TM) trademark for books. We also have trademark applications pending on the following trade names that we intend to use to develop additional product lines: Little Genius, Kid Genius and Child Genius.

JEWELRY PRODUCTS

     Although jewelry sales and profit margins have declined since ITM started the business, we continue to design, develop and distribute semi-precious and precious gemstone and costume jewelry under ITM's original jewelry brand name "Sanuk." Our jewelry is manufactured in Thailand and India and marketed through the Home Shopping Network in the United States. Our jewelry business is operated through our wholly-owned
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subsidiary Sanuk, Inc., a Nevada corporation. In order to concentrate on our core business and implement our business plan for Genius-branded products, we plan to sell our jewelry business in the first quarter of 2000. We are in discussions regarding this sale with Gemstones of Montana, a company with which we have conducted business for several years and which we believe will continue to operate the business successfully. There can be no assurance, however, that we will be able to sell our jewelry business to Gemstones of Montana, or any other potential buyer, or that if such a sale were to occur, that it would be completed in the first quarter of 2000.

OTHER PRODUCTS

     We have entered into a license agreement with Sasha St. Clair to market and sell a fishing device for de-boning fish, called the "Downunder Spineless Wunder Boner". Under the terms of the license agreement, we have agreed to pay Mr. St. Clair $1.00 for every unit sold from TV sales and $3.00 per unit sold from all other sales, subject to certain guaranteed minimum and advance royalties. The license agreement expires in August of 2003. We intend to market the product principally through the Danielson Company, which would be responsible for all fulfillment relating to manufacturing, distribution and sales. We also intend to market this product on TV by way of a direct-response commercial aired on national and regional cable channels. Fulfillment of direct sales made by us would be processed through Professional Marketing Associates, Inc. We do not anticipate revenues from sales of the product to have a material impact on the Company's short-term financial results.

     In 1998 and 1997, we considered developing two additional product lines, The Astrology Network and The America Value Network. We decided not to pursue these product lines after receiving unsatisfactory results from test marketing. We created a wholly-owned subsidiary to operate The Astrology Network business which we intend to dissolve in due course.

OUR RETAIL STRATEGY IN THE UNITED STATES

     Our principal objective over the next 18 months is to continue the growth of our core business centered on the development and marketing of Genius-branded products, with particular emphasis on the Baby Genius(TM) product line.

     We intend to develop new products under the Baby Genius(TM) brand name, including additional music CDs, cassettes and videos, books, educational toys, educational tools and materials, and clothing. We also intend to produce animations and cartoons featuring our Baby Genius(TM) characters. These Baby Genius(TM) products will be marketed as tools that can help in the development and well-being of babies and children as well as their families. We also intend to license the brand name to suitable licensees.

     We plan to aggressively build our Baby Genius(TM) brand name as well as our retail business by increasing the number of distribution and retail outlets in the United States and overseas through which our Baby Genius(TM) products are sold.

     We will also test and develop new product lines based on other "Genius" brand names for which trademark registration applications are pending, including Kid Genius, Little Genius and Child Genius. New products under these brand names would be similar in application and objectives to the Baby Genius(TM) line. The overall aim of Genius-branded product lines will be to secure the loyalty and continuity of our targeted audience, such that these different but related products will eventually be seen as an integrated series spanning the development of children from birth to age 12 and beyond.

OUR RETAIL MARKETING PLAN

     We believe our retail success is due to excellent contacts in the music distribution business, and with wholesale and retail outlets. We have also succeeded in creating high product visibility. We have produced 18 retail titles resulting in 36 retail shelf spaces for CDs and cassettes, an amount of space which we believe is significantly large for this product line category. This retail presence is enhanced by our participation in programs to secure prime shelf space and fixtures, including listening stations and "end-caps". We also actively market Baby Genius(TM) counter and floor displays, blister packs, and interactive kiosks where

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customers can listen to our music. In addition, we participate in co-op advertising campaigns with Zany Brainy, Target and Rounderkids in which Baby Genius(TM) products are featured items. We intend to continue these retail strategies.

     We also will seek to continue with endorsements of the Baby Genius(TM) line of products by MPR and MCG, as well as by Deidre Hall or other celebrities who are willing to participate in national media campaigns. These campaigns promote both our retail products and our Baby Genius(TM) website.

     We have exhibited the Baby Genius(TM) product line at national shows and exhibitions including the East Coast Video Show in Atlantic City, Investment Expo, Inc. in New York City, and the Juvenile Products Manufacturers Association in Dallas. We intend to continue exhibiting the Baby Genius(TM) product line and are scheduled to exhibit at Toy Fair 2000 in New York City in February 2000. We will also continue to pursue non-traditional marketing strategies by selling products through outlets such as 1-800-Flowers and Carter's Children Wear.

OUR OVERSEAS RETAIL STRATEGY

     The Baby Genius(TM) brand name has universal appeal and we believe the name and product line can be repackaged and marketed for distribution and sales in many countries.

     In August 1999 we produced a Spanish version of the Baby Genius(TM) Mozart and Friends videos for distribution in Mexico, and in October 1999 we received a commitment for trial sales from Calimex, a chain of supermarkets in Tijuana and surrounding areas.

     We have also been approached by a number of distributors, including Koch International, wishing to distribute Baby Genius(TM) products in overseas markets including Canada, the United Kingdom, Europe and South East Asia. While we hope to enter into a relationship with Koch International or another international distributor, there can be no assurance that any such relationship will be entered into or, if we enter into such a distribution relationship, that it will result in profitable international sales.

OUR INTERNET STRATEGY

     We believe that an Internet presence will complement our retail business by providing additional exposure for the Baby Genius(TM) brand name to our target audience. With continued growth in electronic commerce over the Internet ("e-commerce"), we anticipate a strong Internet presence will be necessary to maintain brand name recognition, maximize sales, and keep up with our competitors who sell their products over the Internet. We also believe that a strong brand name that is recognized in the retail sector will provide a base for a complementary e-commerce business. In addition, we believe that customer satisfaction obtained by providing content, information, products, services and features through our website will increase brand recognition, customer goodwill and higher retail sales.

     In the short term we intend to focus on the retail business and maintain our website to sell Baby Genius(TM) products, provide content that we consider useful for expectant mothers and parents, and build a database of members to whom we can provide goods, services and related promotions.

     In the medium term we will evaluate the commercial feasibility of developing our website internally and through strategic partnerships with other established websites, to provide a full range of content, information, products, services and features.

     We believe a fully-developed website could generate multi-source e-commerce revenues from the sale of Genius-branded products and services, membership fees, commissions on sales of third party products, and targeted advertising.

OUR INTERNET MARKETING STRATEGY

     Our short term objective is to increase at the lowest possible cost our membership base of persons who visit our website. We define a "member" as any visitor to our website who provides us with their credit card number and e-mail address. To minimize the cost of signing-up members, we will evaluate the feasibility of
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entering into strategic relationships with companies that already have an existing customer base. We will also look at participating in membership programs operated by third parties.

     One proven method whereby we obtained very high traffic over a limited time is the airing of Baby Genius(TM) product promotions on national TV. In September 1999, in connection with Deidre Hall's appearance on the Rosie O'Donnell Show promoting the Baby Genius(TM) product line, we offered two Baby Genius(TM) classical music CDs/cassettes for a nominal charge of $4.95 shipping and handling. As a result of this promotion, in the 48-hour period immediately following the broadcast we received over 20,000 orders for this special offer. This type of exposure benefits both retail sales as well as our Internet presence.

     We will continue with national media campaigns that promote both our website and the Baby Genius(TM) product line.

RETAIL AND INTERNET COMPETITORS

     The retail and Internet markets for baby development, educational and entertainment products, including CDs, cassettes and videos, is highly competitive. We face significant competition with respect to the number of products currently available, as well as in securing distribution and retail outlets. The costs of entry into the retail and Internet markets for products competitive to our Baby Genius(TM) products are low, and there are no significant barriers to entry. There are many companies who could introduce directly competitive products in the short term that have established brand names, are better funded, have established distribution channels, and have greater resources than the Company. These established companies include Disney, Fox, Paramount, Sony and Time-Warner.

     Within the category of classical music CDs and cassettes for children, established competitors include:

     - Bach & Baby: Playtime by Bach & Baby

     - Baby Bach by Baby Einstein

     - Baby Tunes series by Baby Tunes

     - Classical Kids by The Children's Group

     - Mozart for Mothers-to-Be by Mozart

     - Smart Music: Classical Music series

     - The Classical Child series by Metromusic, Inc.

     - The Mozart Effect Vols. 1-3 by Classical Productions for Children Ltd./The Children's Group Inc., and BMG

     - The Kids Collection of Greatest Classics by The Kids Collection

     Baby Genius(TM) classical music CDs and cassettes also compete with other non-classical titles for children such as:

     - Baby, It's You: Giggles & Gurgles by Sony

     - Baby Sounds by various artists

     - Baby Tunes series

     - Teletubbies series

     - KidRhino series

     - Music for Little People series

     Within the category of classical music videos for children, established competitors include:

     - The Baby Einstein series by Baby Einstein

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     Baby Genius(TM) classical music videos also compete with other non-classical titles for children such as:

     - Barney series by Lyrick Studios

     - Dr. Seuss series by Fox Home Entertainment

     - Little Bear series by Paramount Home Video

     - Madeleine, The Jungle Book, The Little Mermaid, Winnie-the-Pooh by Disney Home Video

     - Paddington Bear series by Time-Life

     - Sesame Street series by Sony Wonder

     - Teletubbies series by PBS HomeVideo/Warner

     With respect to Internet websites, there are numerous websites that are devoted exclusively to the delivery of content, products, services and features within the baby sector, including Babycenter.com, iBaby.com (iVillage), BabyData.com, BabyServ.com, Babystyle.com and Parenthoodweb.com. These websites have a competitive advantage over our website as they are now established as the leading websites with the highest traffic in the baby/parent Internet sector. In addition, the companies operating these websites have greater financial resources which can be used exclusively for the development of their e-commerce business.

RISKS RELATED TO OUR BUSINESS

     Forward-Looking Statements. Some of the information in this registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they:

     - discuss our future expectations;

     - contain projections of our future results of operations or of our financial condition; and

     - state other "forward-looking" information.

     We believe it is important to communicate our expectations. There may be events in the future, however, that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this registration statement could have an adverse effect on our business, results of operations and financial condition.

     Dependence on Key Personnel. We are dependent on our executive officers, the loss of any one of whom would have an adverse effect on the Company. While we have employment agreements with our executive officers, unforeseen circumstances could cause these persons to no longer be able to render their services to us.

     Dependence on New Products. Our future growth will be dependent on our ability to identify and develop Genius-branded products which can be sold at acceptable margins through wholesale and retail outlets as well as on the Internet, and on our ability to acquire the necessary rights to market and distribute such products, and to enter into arrangements with third-party manufacturers and distributors to produce and distribute such products. There can be no assurance that we will be successful in identifying and developing quality products that may be successfully marketed through these channels or in entering into relationships with third-party manufacturers and distributors. A failure to identify and develop new products would have a detrimental impact on our future performance.

     Exposure of Significant Spokesperson. Deidre Hall currently serves as the celebrity spokesperson for our products. Our continued success is dependent on our ability to retain Ms. Hall or attract other celebrity

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spokespersons. There can be no assurance that we will be able to recruit and retain such celebrity spokespersons.

     Industry Trends. Our recent growth in sales has been based in part on both the evolution of consumer tastes and preferences towards educational products for babies and children. We believe it is also based on recent publicity on the effect of classical music on child development. There are differences of opinion, however, in the scientific community regarding the efficacy of classical music on child development. A change in consumer tastes and preferences regarding our products may have an adverse effect on our results of operations. There can be no assurance that consumer tastes and preferences will continue to favor our products and marketing segments.

     Need For Strong Brand Identity. We believe that our growth in sales and the recognition of the Baby Genius(TM) brand name have been largely attributable to Deidre Hall participating in a successful national media campaign and the endorsement of the Baby Genius(TM) music titles by Ms. Hall, Minnesota Public Radio and Public Radio MusicSource. We have benefited from frequent and visible national and local media exposure from Ms. Hall in particular. The frequency or quality of this media exposure and these endorsements may not continue. We believe that continuing to strengthen the Baby Genius(TM) brand name will be critical to achieve widespread acceptance of our products. Favorable public perception of our Genius-branded products will depend largely on our ability to continue providing users with high quality products and the success of our marketing efforts. We plan to increase our marketing expenditures to create and maintain brand recognition. However, brand promotion activities may not yield increased revenues and, even if they do, any increased revenues may not offset the expenses we incur in building our brand.

     Trademark Infringement Claims. We may be held liable for copyright or trademark infringement if the content or packaging of our CDs, cassettes, videos or other products infringes upon the copyrights or trademarks of others. Such claims of infringement, if brought, could materially adversely affect our business or financial condition.

     Acceptance and Effectiveness of Internet Electronic Commerce. Our success in establishing an e-commerce business through our Baby Genius(TM) web site will be dependent on an increase in the use of the Internet for e-commerce. If the markets for e-commerce do not develop or develop more slowly than we expect, our e-commerce business may be harmed. If Internet usage does not grow, we may not be able to increase revenues from Internet advertising and sponsorships which also may harm both our retail and e-commerce business. Internet use by consumers is in an early stage of development, and market acceptance of the Internet as a medium for content, advertising and e-commerce is highly uncertain. A number of factors may inhibit the growth of Internet usage, including inadequate network infrastructure, security concerns, inconsistent quality of service, and limited availability of cost-effective, high-speed access. If these or any other factors cause use of the Internet to slow or decline, our results of operations could be adversely affected.

     Competition In Internet Commerce. Increased competition from e-commerce could result in reduced margins or loss of market share, any of which could harm both our retail and e-commerce businesses. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of our present and potential competitors are likely to enjoy substantial competitive advantages, including larger numbers of users, more fully-developed e-commerce opportunities, larger technical, production and editorial staffs, and substantially greater financial, marketing, technical and other resources. If we do not compete effectively or if we experience any pricing pressures, reduced margins or loss of market share resulting from increased competition, our business could be adversely affected.

     Unreliability of Internet Infrastructure. The Internet has experienced, and is expected to continue to experience, significant growth in number of users and amount of traffic. If the Internet continues to experience increased numbers of users, frequency of use or increased bandwidth requirements, the Internet infrastructure may not be able to support these increased demands or perform reliably. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face additional outages and delays in the future. These outages and delays could reduce the level of Internet usage and traffic on our website. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the Internet infrastructure is not adequately developed or maintained, use of our website may be reduced. Even if the Internet infrastructure is adequately developed, and maintained, we may incur substantial expenditures in order to adapt our services and products to changing Internet technologies. Such additional expenses could severely harm our financial results.

     Transactional Security Concerns. A significant barrier to Internet e-commerce is the secure transmission of confidential information over public networks. Any breach in our security could cause interruptions in the operation of our website and have an adverse effect on our business.

     Governmental Regulation of the Internet. There are currently few laws that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address issues including user privacy, pricing, taxation and the characteristics and quality of products and services sold over the Internet. An increase in regulation or the application of existing laws to the Internet could significantly increase our costs of operations and harm our business.

     Technological Change. The market for CDs, cassettes and video technology is subject to change. There can be no assurance that over time these technologies will not be affected by competition from another form of information storage and retrieval technology, such as on-line information services. A further strong advance in the technology surrounding cable and satellite that would give consumers access to information and entertainment may limit the expansion of the market for applications based on CDs, cassettes and video. In addition, existing CD technology may also be replaced by new CD technologies such as digital video disc technology. The replacement of CD technology by another information storage and retrieval technology, or the replacement of existing CD technology by a new technology at a pace too rapid for production adjustments, may also have a material adverse effect on our business, financial condition and results of operations.

     Change of Control Payments. We have entered into Change of Control Executive Employment Agreements with six of our executive officers and key employees. These Agreements provide that if any executive officer or key employee is terminated after a change of control of the Company occurring on or before December 31, 2001, the terminated officer or employee may receive, among other things, a lump sum payment equal to ten times the highest annual compensation paid by the Company to that officer or employee in the preceding three years. If a change of control of the Company occurs on or before December 31, 2001, and any executive officer or key employee is terminated, we may incur substantial expenditures to satisfy the payments due under the Change of Control Executive Employment Agreements. These expenditures could adversely affect our financial results and potentially discourage any hostile buyer from making an unsolicited offer to purchase the Company.

IMPACT OF THE YEAR 2000

     We do not expect that the Year 2000 computer problem (commonly referred to as "Y2K") will have any significant effect on our business or operations. Our use of computers is limited to personal computers manufactured by Dell and Gateway that we bought in 1999 and 1998. We use basic operating and applications software, including Microsoft Windows 95, Microsoft Office 2000, and Sage MAS90 accounting systems, all of which were factory-installed or purchased in the last 18 months from retail vendors. All hosting, maintenance and operations of our website is outsourced. We believe that our internal computers are Y2K compliant but we have not determined and we do not have the resources to determine whether our systems are compliant. No assurance can be made that our systems are compliant. Moreover, we have not investigated and nor do we have the resources to investigate whether our vendors or customers are Y2K compliant. No assurance can be given that they are Y2K compliant, and if they are not, our business may be adversely affected.

EMPLOYEES

     We currently have 10 full-time employees and one part-time employee. Our employees are non-union and none are represented by an organized labor union. We believe our relationship with our employees is very good and we have never experienced an employee-related work stoppage. We will need to hire and retain highly-qualified management personnel in order to execute our business plan. No assurance can be given that we will be able to locate and hire such personnel, or that, if hired, we will continue to be able to pay the higher salaries necessary to retain such skilled employees.

ADDITIONAL INFORMATION

     We intend to provide an annual report to our security holders, and to make quarterly reports available for inspection by our security holders. The annual report will include audited financial statements.

     Upon this registration statement being declared effective by the Securities and Exchange Commission (the "SEC"), we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which will require us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and the related notes. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Forward-Looking Statements."

     In 1999 we changed our core business to the Baby Genius(TM) product line and started generating music sales immediately. The growth in revenues from sales of Baby Genius(TM) products has been high, we went from zero in sales in December 1998 to just under $900,000 by the end of September 1999. Correspondingly, our expenses also rose in connection with the fulfillment of such sales and the costs associated with the development of the Baby Genius(TM) product line. In 1998 we experienced a significant drop in sales in our jewelry business, mainly as result of increased competition and higher product returns. While our revenues for the 9-month periods ending September 1999 and September 1998 can be compared on an aggregate basis, the results of operations for these two periods reflect fundamentally different businesses, with different margins and cost structures. Our change in business focus and introduction of the Baby Genius(TM) line of products is more fully described in the "Business" section of this registration statement.

RESULTS OF OPERATIONS -- NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

     The interim year-to-date financial statements for the nine months ending September 30, 1999 and September 30, 1998 have been prepared by management. References in this section to 1999 or 1998 results means the 9-month periods ending on September 30 of each of those years, and not our full fiscal (calendar) year.

     Net sales for the 9-month periods decreased by 28.5% ($634,099) to $1,590,787 in 1999 from $2,224,886 in 1998. Sales in 1999 consist of $897,727 in
Baby Genius(TM)product sales and $693,060 in jewelry and other sales. There were no Baby Genius(TM) sales in 1998, and the $1,531,826 (69%) decrease in jewelry sales to $693,060 in 1999 from $2,224,886 in 1998 was due to market conditions and the fact that our management has devoted a substantial amount of its efforts and resources to developing the Baby Genius(TM) product line.

     Cost of sales for the 9-month periods were $822,223 (52% of sales) in 1999 and $2,127,645 (96% of sales) in 1998. It should be noted, however, that the cost of Baby Genius(TM) product sales in 1999 was $190,093 (12%) of sales. The cost of jewelry and other sales was $632,129 in 1999 and $2,127,645 in 1998, representing 91% of sales in both years. The cost of jewelry sales in 1999 included a significant increase in returned goods and was offset by a settlement of amounts due suppliers.

     Personnel costs increased by 15% ($80,250) to $614,837 in 1999 from $534,587 in 1998. Most of this increase was for additional employees in connection with the development of the Baby Genius(TM) product line.

     Advertising and sales costs increased by 207% ($290,306) to $430,835 in 1999 from $140,529 in 1998. Again, most of these increased costs were related to launching the Baby Genius(TM) product line, including costs of a national spokesperson, an Internet media and publicity tour, advertising and Internet expenses.

     General and administrative costs increased by 5% ($18,088) to $357,490 in 1999 from $339,402 in 1998, resulting primarily from relocation to new offices and a corresponding increase in rental expenses.

     Legal, professional and consulting fees increased 672% ($347,128) to $398,779 in 1999 from $51,651 in 1998, resulting from the following: trademarks for and licensing of new Baby Genius(TM) products, costs associated with music production licenses, the MCG Investment Agreement, the national spokesperson arrangements entered into in 1999, and consultants hired for sales and marketing. In addition, we are incurring, and will continue to incur, higher professional fees because of our obligation to become a reporting company under the Securities Exchange Act of 1934.

     Interest expenses were $11,247 in 1999 as opposed to interest income of $1,005 for the same period in 1998. The increase in interest expense related to an accounts receivable line of credit and the amortization of the deferred costs incurred in connection with the issuance of debentures.

     Net losses, however, improved 6% ($55,267) to $915,056 in 1999 from $970,323, because of an extraordinary gain on the settlement of debt.

     Development of the Baby Genius(TM) brand name and products has resulted in high costs typically associated with a start-up business. We are currently operating at a loss and we expect to continue do so over the short to medium term.

RESULTS OF OPERATIONS -- 1998 COMPARED TO 1997

     References in this section to results in 1998 and 1997 refer to our full fiscal (calendar) year, and not to 9-month periods ending on September 30.

     Net sales decreased 31% ($1,128,000) to $2,511,136 in 1998 from $3,639,468 in 1997. This sales decline was due principally to the decision by the Home Shopping Network ("HSN") to reduce the volume of gemstone jewelry offered for sale.

     Cost of sales was $2,479,032 (99% of sales) in 1998 and $3,343,693 (92%) of sales in 1997. This increase resulted principally from the design costs of new jewelry products in 1998, lower gross profit margins on jade jewelry introduced in 1998, and a significant increase in returned goods.

     Personnel costs increased 185% ($397,215) to $611,100 in 1998 from $213,885 in 1997. We hired additional personnel to develop and launch new product lines, including Astrology Network products although we eventually abandoned The Astrology Network business.

     Advertising and sales costs increased 472% ($603,249) to $730,859 in 1998 from $127,610 in 1997. Most of this increase related to the cost of producing and airing an Astrology Network infomercial.

     General and administrative expenses increased 37% ($107,129) to $397,096 in 1998 from $289,967 in 1997, principally as a result of increased overhead and costs associated with development of The Astrology Network.

     Legal and professional fees increased 204% ($58,795) to $87,615 in 1998 from $28,820 in 1997, which was primarily for legal costs associated with contracts and copyright activities of new product lines.

     Interest expense increased 122% ($131,906) to $240,233 in 1998 from $108,327 in 1997, which consisted of $200,000 arising from the beneficial conversion feature relating to convertible debentures issued during the year and a $68,000 increase in factoring costs.

     Our net loss increased $1,561,965 to $2,035,599 in 1998 from $473,634 in
1997. The 1998 loss includes the value of options issued at below market value to non-employees of $258,000 and the $200,000 beneficial conversion feature described above.

RESULTS OF OPERATIONS -- 1997 COMPARED TO 1996

     Net sales increased 16% ($512,576) to $3,639,468 in 1997 from $3,126,892 in
1996, which was due to expanded product lines in the jewelry business. Sales to HSN were approximately 95% of total sales in both 1997 and 1996. Jewelry sales amounted to 99% of total sales in each year. We did not increase prices in 1997, and, therefore, the entire sales increase was due to an increase in the volume of products sold.

     Cost of sales were $3,343,693 (92% of sales) in 1997 and $2,716,692 (87% of sales) in 1996, reflecting a $627,001 (23%) increase. This change occurred because of the increase in sales and reduction of the gross profit margin to 8% in 1997 from 13% in 1996. Increased cost of sales reflected increased costs in the jewelry market in which we operate, in a period when wholesale and retail prices were stagnant due to increased competition.

     Operating expenses increased 102% ($322,771) to $660,282 in 1997 from $327,511 in 1996. Costs incurred in 1997 included $97,000 related to the production costs of the infomercial for The Astrology Network and an outbound telemarketing campaign for the American Value Network. There were no similar costs in 1996.

     Interest expenses increased 203% ($72,598) to $108,327 in 1997 from $35,729 in 1996. Higher interest expenses were incurred during 1997 because of management's decision to factor (borrow against) the Company's accounts receivable. Long term debt and interest payable totaling $418,813 was settled in full through the issuance of common stock at the end of 1997.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have financed our operations and development of new products primarily through the sale of shares of our common stock and factoring (borrowing against) accounts receivable. We do not have any factoring arrangements in place although we are currently negotiating for such an arrangement.

     We need financing to sustain operations. Currently the credit terms we offer our customers are more favorable than the credit terms we receive from our vendors. As a result, we have to pay manufacturing and other costs to fulfill purchase orders before we receive cash from sales relating to those orders, and our cash balances are insufficient to finance such costs. The manufacturer of our CDs and cassettes requires us to provide collateral for manufacturing costs. Until November 1, 1999 this was met by a guaranty provided by Minnesota Communications Group ("MCG") and we are negotiating with MCG to renew the guaranty. We are also negotiating for one or more short-term factoring arrangements (borrowing against our accounts receivable) and we are considering obtaining credit secured by purchase orders placed by our customers.

     We need a significant capital investment to provide the funds needed for us to grow. We are searching for financial and/or strategic business partners willing to invest at least $5 million in the Company. The use of funds of any such investment would be applied, among things, to recruit highly qualified senior management, increase the number of retail outlets in which Baby Genius(TM) and other products are sold, build up the Baby Genius(TM) brand name, develop new products, launch a national and regional marketing, advertising and public relations campaign, organize our back-office operations, refine and develop our website, pay professional fees associated with being a reporting company under the Securities Exchange Act of 1934, and cover such other expenditures that the Board of Directors may deem to be in the best interests of the Company.

     There can be no assurance, however, that we will be able to secure short-term financing or a capital investment, and that even if we do, there is no assurance that our business plan can be implemented, or if implemented, that it will be successful. The continued growth of the Company is conditional on obtaining financing on a timely basis.

                            DESCRIPTION OF PROPERTY

     In September 1998, we entered into a sublease agreement for a 3,928 square foot facility located in San Diego, California, which we use as our principal executive offices. The sublease has a five year term which commenced in December 1998. Our monthly rent for this space is as follows:

MONTH OF TERM                                        AMOUNT
-------------                                       ---------
  1-12............................................  $9,034.40
  13-24...........................................  $9,230.80
  25-36...........................................  $9,427.20
  37-48...........................................  $9,623.60
  49-60...........................................  $9,820.00

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of October 11, 1999, certain information with respect to our equity securities owned of record or beneficially by (i) our sole directors, (ii) each person who owns beneficially more than 5% of our common stock; and (iii) all of our executive officers and sole director as a group.

NAME AND ADDRESS                                      AMOUNT AND NATURE       PERCENT OF
OF BENEFICIAL OWNER                                  OF BENEFICIAL OWNER    COMMON STOCK(1)
-------------------                                  -------------------    ---------------
Gerald R. Edick....................................       2,351,104              16.73%(2)(7)
1888 Viking Way
La Jolla, CA 92037
Klaus Moeller......................................       1,590,000              11.32%(3)(4)(5)(7)
  1014 Doheny
  Los Angeles, CA 90069
Michael Meader.....................................       1,100,000               7.83%(6)(7)
  14955 Rancho Santa Fe Farms Road
  Rancho Santa Fe, CA 92067-6341
All officers and sole director as a group (3
  persons).........................................       2,845,700              20.25%
Isabel Moeller.....................................       1,151,021               8.19%
  P.O. Box 1289
  P. 8400 Praia do Carvoiero
  Algarve, Portugal
Minnesota Communications Group.....................       1,239,626               8.82%(8)(9)
  45 East Seventh Street
  Saint Paul, Minnesota 55101

---------------
(1) Percentages are based on a total of 14,050,619 shares of common stock, of which 10,148,119 shares were outstanding as of October 11, 1999; 2,902,500 shares are underlying options which are currently exercisable within 60 days; 600,000 shares may be purchased by Minnesota Communications Group ("MCG") within the next 60 days pursuant to our investment agreement with MCG, and 400,000 shares are underlying convertible debentures which are convertible within 60 days.

(2) Includes 761,104 shares held by Gulfstream Capital Holding, Ltd., which are owned beneficially by Mr. Edick.

(3) Includes 360,000 shares held by Shelly Moeller (as her sole property), who is the wife of Klaus Moeller. Mr. Moeller disclaims all beneficial ownership of such shares, including all voting, transfer and investment powers relating thereto.

(4) Includes 150,000 shares held by Dorian Lowell as custodian for Tia Moeller, who is the daughter of Klaus Moeller. Mr. Moeller disclaims all beneficial ownership of such shares, including all voting, transfer and investment powers relating thereto.

(5) Includes 150,000 shares held by Dorian Lowell as custodian for Hayden Moeller, who is the son of Klaus Moeller. Mr. Moeller disclaims all beneficial ownership of such shares, including all voting, transfer and investment powers relating thereto.

(6) Includes 100,000 shares held by Suzanne Meader, who is the wife of Michael Meader.

(7) Includes options to purchase 750,000 common shares as they are currently exercisable or are exercisable within 60 days.

(8) Includes 32,126 shares held by MCG's subsidiary MPR, which are owned beneficially by MCG.

(9) Includes 600,000 shares which may be purchased by MCG within the next 60 days pursuant to our Investment Agreement with MCG.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names and ages of our current sole director and executive officers, the position held by each person and the date such person became a director or executive officer. The executive officers are selected annually by the Board of Directors. The directors serve one year terms until their successors are elected. There is currently a vacancy on the Board of Directors, following the resignation of Gerald Edick. The executive officers serve until death, resignation or removal by the Board of Directors. There are no family relationships between any of our directors and executive officers. The shareholders agreement between Mr. Edick, Mr. Meader, Mr. Moeller and Minnesota Communications Group ("MCG") provides that MCG has the right to designate one person which Mr. Edick, Mr. Meader and Mr. Moeller will nominate and vote to become a member of our Board of Directors. MCG has not exercised this right.

NAME                                   AGE                       POSITION
----                                   ---                       --------
Klaus Moeller........................  38     Chairman of the Board and Chief Executive
                                              Officer
Dorian Lowell........................  40     President
Michael Meader.......................  34     Executive Vice President

     Klaus Moeller has served as our Chief Executive Officer and as a director of the Company since we acquired ITM in October 1997. Prior to the acquisition, Mr. Moeller had been the Chairman and Chief Executive Officer of ITM since its inception in 1992. Mr. Moeller has a background in marketing, advertising, real estate and auditing.

     Dorian Lowell was appointed President in October 1999. He previously had served as our Chief Operating Officer since August 1999. Mr. Lowell is a corporate attorney specializing in corporate finance, mergers and acquisitions, bankruptcy law and project finance. Before joining the Company, he served as a consultant to various businesses. From 1997 to 1999, he was General Counsel for Caithness Corporation, a private investment firm located in New York City. Before joining Caithness Corporation, Mr. Lowell practiced law in New York City for seven years with the international Wall Street law firm Cleary, Gottlieb, Steen & Hamilton. Mr. Lowell is a member of the New York Bar, and holds law degrees from Oxford University and Harvard Law School.

     Michael Meader was appointed our Executive Vice President in April of 1998. Mr. Meader worked as an outside consultant to the Company for a number of years prior to him joining the Company. He has played, and will continue to play, an essential role in the development of the Company's Music Division. His expertise encompasses distribution, category management and service for programs designed for mass-market retailers. From 1994 to 1998, Mr. Meader served as Vice President of Specialty Products at ARAMARK Corporation. While at ARAMARK, he controlled all corporate operations related to ARAMARK's Music Division.

        EXECUTIVE COMPENSATION -- REMUNERATION OF DIRECTORS AND OFFICERS

     The following table sets forth compensation information for services rendered to the Company by certain executive officers in all capacities during each of the prior three fiscal years. Other than as set forth below, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                                            OTHER        ANNUAL     STOCK      LTIP       ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY     BONUS    COMPENSATION    AWARDS    OPTIONS    PAYOUTS    COMPENSATION
---------------------------  ----    -------    -----    ------------    ------    -------    -------    ------------
Gerald Edick.............    1998    102,000      0           0            0             0       0            0
                             1997     66,000      0           0            0       750,000(1)    0            0
                             1996     30,000      0           0            0             0       0            0

Klaus Moeller............    1998    102,000      0           0            0             0       0            0
                             1997     66,000      0           0            0       750,000(1)    0            0
                             1996     30,000      0           0            0             0       0            0

Michael Meader...........    1998    102,000      0           0            0             0       0            0
                             1997          0      0           0            0       750,000(1)    0            0

---------------
(1) Represents options to purchase shares of our common stock at an exercise price of $1.25 per share which vested on January 1, 1999.

EMPLOYMENT AGREEMENTS

     We have entered into the following employment agreements:

     Klaus Moeller. We entered into a three year employment agreement with Mr. Moeller dated June 1, 1999 to serve as our Chief Executive Officer. The employment agreement provides for annual base compensation in the amount of $150,000 and a car allowance, as well as customary health insurance benefits.

     Dorian Lowell. We entered into a three year employment agreement with Mr. Lowell dated August 23, 1999 to serve as our President. The employment agreement provides for annual base compensation in the amount of $150,000 and a housing and car allowance, as well as customary health insurance benefits.

     Michael Meader. We entered into a three year employment agreement with Mr. Meader dated June 1, 1999 to serve as our Executive Vice President. The employment agreement provides for annual base compensation in the amount of $150,000 and a car allowance, as well as customary health insurance benefits.

     Larry Balaban. We entered into a three year employment agreement with Mr. Balaban dated January 1, 1999 to serve as one of our Senior Vice Presidents. The employment agreement provides for annual base compensation in the amount of $110,000, as well as customary health insurance benefits.

     Howard Balaban. We entered into a three year employment agreement with Mr. Balaban dated January 1, 1999 to serve as one of our Senior Vice Presidents. The employment agreement provides for annual base compensation in the amount of $110,000 plus certain commissions for sale of our products, as well as customary health insurance benefits.

     Vinko Kovac. We entered into a three year employment agreement with Mr. Kovac dated January 1, 1999 to serve as one of our Vice Presidents. The employment agreement provides for annual base compensation in the amount of $45,000, as well as customary health insurance benefits.

     Each of the six individuals listed above have also entered into a Change of Control Executive Employment Agreement. Each Change of Control Executive Employment Agreement provides that in the event such individual is terminated after a change in control of the Company which occurs on or before December 31, 2001, and such termination was other than because of his death or disability or cause, or such individual terminates his employment for good reasons, such individual will receive his full salary through the date of his termination, along with a lump sum payment equal to ten times the highest annual compensation

(including base salary, incentive compensation and all monetary bonuses or similar awards) paid or payable by us to him for any of the three fiscal years preceding his termination. In addition, the Change of Control Executive Employment Agreement provides that upon termination, any unvested or partially vested options held by such individual will fully vest.

DIRECTOR COMPENSATION

     None of our directors currently receive compensation for their services as directors.

NON-QUALIFIED STOCK OPTION PLAN

     Our Board of Directors adopted a Non-Qualified Stock Option Plan (the "Stock Option Plan") on December 9, 1997. The Stock Option Plan authorizes us to grant non-qualified stock options to purchase shares of our common stock to any person who performs services of special importance to the Company. As of September 30, 1999, 5,000,000 shares of common stock were reserved for issuance under the Stock Option Plan, of which 4,370,000 shares were subject to outstanding options and 630,000 shares remained available for future grants. A committee of two members (the "Committee") appointed by our Board of Directors administers the Stock Option Plan. The Committee or the Board of Directors may select the recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the Stock Option Plan are exercisable at a price determined by the Committee, but in no event will the option price be lower than the fair market value for our common stock on the date of the grant. Options become exercisable at such times and in such installments as the Committee provides in the terms of each individual option agreement. In general, the Committee is given broad discretion to issue options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In January 1999, we entered into a ten year License Agreement with Minnesota Communications Group ("MCG"), the beneficial owner of approximately 8.82% of our common stock. The License Agreement allows us to use certain trademarks owned by MCG in connection with our promotion, marketing, sale and distribution of CDs and cassettes. We paid MCG 7,500 shares of our common stock for the first 500,000 CDs and cassettes we sold under the License Agreement, and we pay MCG a royalty of $0.024 per each additional CD and cassette sold.

     Also in January 1999, we entered into a ten year License Agreement with Minnesota Public Radio ("MPR"), a subsidiary of MCG. The License Agreement allows us to use certain trademarks owned by MPR in connection with our promotion, marketing, sale and distribution of CDs. We paid MPR 17,500 shares of our common stock for the first 500,000 CDs and cassettes we sold under the License Agreement, and we pay MPR a royalty of $0.056 per each additional CD and cassette sold.

     In March 1999, we entered into an Investment Agreement with MCG which grants MCG the right to purchase up to 1,500,000 shares of our common stock at a purchase price of $1.00 per share. This agreement is effective until March 31, 2001. Pursuant to this agreement, MCG purchased 200,000 shares in March 1999 and 400,000 shares in April 1999.

     In March 1999, MCG entered into a Shareholders Agreement with Gerald Edick, Michael Meader and Klaus Moeller. The Shareholders Agreement provides that Messrs. Edick, Meader and Moeller will take such actions as reasonably requested by MCG to ensure the presence on our Board of Directors of one person designated by MCG. In addition, except in certain circumstances, Mr. Edick, Mr. Meader and Mr. Moeller may not transfer their shares of our common stock without MCG's consent, nor may they sell their shares without extending MCG the right to participate proportionately in the sale.

     In September 1999, Gerald Edick, a co-founder of ITM, left the Company and resigned as President and as a member of the Company's Board of Directors. In consideration of his services we entered into a letter agreement with Mr. Edick under which we will pay him a severance of $200,000 in equal installments over one year, and continue his medical benefits until September 30, 2000, unless he independently secures medical benefits before that date. Mr. Edick also retains all of his options to purchase 750,000 shares of our common stock which were granted to him on December 7, 1997 and which fully vested on January 1, 1999.

                               LEGAL PROCEEDINGS

     In August 1999 we participated in a trade show in Seattle, Washington called the Third Annual Seattle Money Show that provides an opportunity for companies to provide information on their businesses to members of the public and the business community. We retained a consultant to represent us and provide information on the Company to interested persons. In September 1999, the consultant and its principal were named as respondents to a Summary Order to Cease and Desist from the Securities Administrator for the State of Washington alleging that the consultant offered our common stock in Washington without first registering as a securities broker-dealer or salesperson with the State of Washington, as well as violating other Washington securities laws. Our Company was also named as a respondent to the Summary Order in connection with the alleged offers to sell our shares in Washington.

     We have responsed to the Securities Administrator to request a hearing and we intend to vigorously contest the Summary Order.

     We are not a party to any other legal or administrative proceedings.

                                    PART II

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     After our acquisition of International Trade & Manufacturing Corporation, our common stock traded on the OTC Bulletin Board under the trading symbol ITMH. The market represented by the OTC Bulletin Board is extremely limited and the price for our common stock quoted on the OTC Bulletin Board is not necessarily a reliable indication of the value of our common stock. The following table sets forth the high and low bid prices for shares of our common stock for the periods noted, as reported on the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

YEAR                                                     PERIOD         HIGH      LOW
----                                                 ---------------    -----    -----
Fiscal Year 1997...................................  Fourth Quarter     4.000    2.000
Fiscal Year 1998...................................  First Quarter      5.500    2.000
                                                     Second Quarter     5.125    1.812
                                                     Third Quarter      5.375    2.562
                                                     Fourth Quarter     3.375    1.312
Fiscal Year 1999...................................  First Quarter      4.500    1.500
                                                     Second Quarter     4.375    2.000
                                                     Third Quarter      6.250    1.750

     We are submitting this registration statement to the Securities and Exchange Commission ("SEC") in order to comply with NASD Rule 6530 (the "Eligibility Rule").

     In order to retain the listing of our common stock on the OTC Bulletin Board, the Eligibility Rule requires us to make current filings pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. If we do not meet the requirements of the Eligibility Rule by December 6, 1999, the NASD will affix a modifier "E" to our symbol ITMH on such date and the "E" modifier will become effective on December 12, 1999. If the SEC does not declare this registration statement to be effective on or before January 12, 2000 we will not meet the requirements of the Eligibility Rule and NASD broker-dealers will be prohibited from quoting our ITMH symbol on the OTC Bulletin Board after such date. Broker-dealers will, however, be permitted to quote our shares in other quotation media, including the National Quotation Bureau's Pink Sheets. No assurance can be given that the SEC will declare this registration statement to be effective on or prior to January 12, 2000. If our shares are de-listed, then at the time this registration statement is declared effective, we will immediately request a NASD broker-dealer to apply for our shares to be re-listed once again on the OTC Bulletin Board.

     As of October 11, 1999, we had approximately 10,148,119 shares of common stock issued and outstanding which were held by 255 shareholders of record, not including the holders that have their shares held in a depository trust in "street" name. The transfer agent for our common stock is Interwest Transfer Company, 1981 East 4800 South, Salt Lake City, Utah 84117.

DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in the operation and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

                    RECENT SALES OF UNREGISTERED SECURITIES

1997: FORMATION, ACQUISITION AND INITIAL ISSUANCE OF COMMON STOCK

     In the third quarter of 1997, prior to our acquisition of International Trade & Manufacturing Corporation ("ITM"), ITM sold 423,000 shares of its common stock in a private placement pursuant to Rule 504 of Regulation D ("Rule 504") under the Securities Act of 1933 (the "Act"). ITM received net proceeds of $402,090 from this transaction.

     In September 1997, we acquired ITM. At that time, we had 516,250 shares issued and outstanding and we acquired 100% of ITM's issued and outstanding shares of common stock, consisting of 4,700,000 shares originally issued and outstanding, plus the 423,000 shares issued by ITM in the third quarter of 1997, for a total of 5,123,000 shares. We issued 600,000 shares of our common stock to WMA & Associates ("WMA"), pursuant to Section 4(2) of the Act, for services related to the ITM private placement and our acquisition of ITM.

     In the fourth quarter of 1997, we issued 468,813 shares of our common stock in satisfaction of an obligation owed by us in the amount of $468,813, including accrued interest.

1998: ISSUANCE OF COMMON STOCK

     All shares of our common stock issued or sold by the Company in 1998 were restricted securities within the meaning of Rule 144 of the Exchange Act.

     During the first quarter of 1998, we sold 955,000 shares of our common stock in a private placement pursuant to Section 3(b) of the Act and Rule 504. After payment of $96,957 to WMA for services related to this private placement, we received net proceeds of $902,928.

     Also in 1998, we sold shares of our common stock pursuant to Sections 4(2) and 4(6) of the Act at the following times and in the following amounts:

     - In the second quarter of 1998, we issued 75,000 shares of our common stock, and granted options to purchase 150,000 shares of our common stock at an exercise price of $3.40 per share, to two accredited investors, pursuant to an International Marketing and Distribution Agreement between the Company and HSN Direct International Limited.

     - In the fourth quarter of 1998, we sold 96,000 shares of our common stock in a private placement to fourteen accredited investors. After payment of $21,600 and $10,000 to G. Barton and G. Logan, respectively, for services related to this private placement, we received net proceeds of approximately $107,000.

     - In the fourth quarter of 1998, we sold convertible debentures to two accredited investors. The debentures are convertible into 400,000 shares of our common stock at a price of $0.50 per share. We received net proceeds of $180,000 from this transaction.

     - In December 1998, we sold 475,000 shares of our common stock to three individuals. We received net proceeds of $190,000 from this transaction.

1999: ISSUANCE OF COMMON STOCK

     All shares of our common stock issued or sold by the Company in 1999 were restricted securities within the meaning of Rule 144 of the Exchange Act.

     Between January and June 1999, we sold 453,150 shares of our common stock for gross proceeds of $566,437.50, less offering costs of $90,647.50, for net proceeds of $475,790, pursuant to Section 4(2) of the Act.

     In January 1999, we issued 17,500 shares of our common stock to Minnesota Public Radio ("MPR") and 7,500 shares to Minnesota Communications Group ("MCG"), pursuant to two trademark licensing agreements between the Company and each of MPR and MCG.

     In February 1999, we issued 80,000 shares of our common stock to Deidre Hall, our national spokesperson for Baby Genius(TM) pursuant to an agreement between Ms. Hall and the Company.

     In March and April 1999, we sold 200,000 and 400,000 shares, respectively, of our common stock to MCG pursuant to an investment agreement between MCG and the Company. We received net proceeds of $600,000 from these sales.

     In June 1999 we:

     - Sold 40,000 shares of our common stock for net proceeds of $40,000 to three consultants to the Company;

     - Issued 19,250 shares of our common stock to consultants to the Company for professional services rendered; and

     - Issued 16,250 shares of our common stock to two employees as partial compensation for services rendered.

     In July and August, 1999 we sold 478,780 shares to shares of common stock for gross proceeds of $694,231, less offering costs of $121,977, for net proceeds of $572,254, pursuant to Section 4(2) of the Act.

     During the same period, we:

     - Sold 90,000 shares of our common stock for net proceeds of $90,000 to two accredited investors;

     - Issued 22,000 shares of our common stock to consultants to the Company for professional services rendered; and

     - Issued 14,626 shares of our common stock to MPR in satisfaction of a royalty due under the MPR Agreement. The value of the royalty was $16,966.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     Our authorized capital stock consists of 25,000,000 shares of $0.001 par value common stock, of which 10,148,119 shares were issued and outstanding as of October 11, 1999. Each issued and outstanding share is fully paid and non-assessable. No pre-emptive rights exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of our common stock have no cumulative voting rights. Holders of shares of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of our common stock are entitled to their pro rata share of all assets remaining after payment in full of all liabilities.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation Law of the State of Nevada and our Bylaws provide for indemnification of our directors for liabilities and expenses that they may incur in such capacities. In general, our directors and officers are indemnified with respect to actions taken in good faith and in a manner such person believed to be in our best interests, and with respect to any criminal action or proceedings, actions that such person has no reasonable cause to believe were unlawful. Furthermore, the personal liability of our directors is limited as provided in our Articles of Incorporation.

     We maintain directors and officers liability insurance with an aggregate coverage limit of $1,000,000.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     In 1997, we engaged Kelly & Company, Certified Public Accountants, as our principal accountant to audit our financial statements. There have been no changes in accountants or disagreements with Kelly & Company since their engagement.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

                     AS OF SEPTEMBER 30, 1999 AND 1998 AND
        FOR THE TWO NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

Accountants' Disclaimer Report..............................  F-2
Consolidated Financial Statements of Genius Products, Inc.
(formerly International Trading & Manufacturing
Corporation):
  Consolidated Balance Sheet, September 30, 1999
     (Unaudited)............................................  F-3
  Consolidated Statements of Operations for the Two
     Nine-Month Periods and Two Three-Month Periods Ended
     September 30, 1999 and 1998 (Unaudited)................  F-4
  Consolidated Statements of Shareholders' Equity for the
     Period Ended September 30, 1999 (Unaudited)............  F-5
  Consolidated Statements of Cash Flows for the Two
     Nine-Month Periods Ended September 30, 1999 and 1998
     (Unaudited)............................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                      AS OF DECEMBER 31, 1998 AND 1997 AND
               FOR EACH OF THE TWO YEARS IN THE PERIOD THEN ENDED

Report of Independent Auditors..............................  F-9
Consolidated Financial Statements of Genius Products, Inc.
(formerly International Trading & Manufacturing
Corporation):
  Consolidated Balance Sheets, December 31, 1998 and 1997...  F-10
  Consolidated Statements of Operations for the Years Ended
     December 31, 1998 and 1997.............................  F-11
  Consolidated Statements of Shareholders' Equity for the
     Years Ended December 31, 1998 and 1997.................  F-12
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1998 and 1997.............................  F-13
Notes to Consolidated Financial Statements..................  F-14

                         ACCOUNTANTS' DISCLAIMER REPORT

To the Board of Directors
Genius Products, Inc. (formerly International Trading & Manufacturing
Corporation)

     The accompanying balance sheet (unaudited) of Genius Products, Inc. (formerly International Trading & Manufacturing Corporation) as of September 30, 1999, the related statements of operations for the two nine-month periods and the two three-month periods ended September 30, 1999 and 1998, the related statements of shareholders' equity for the period ended September 30, 1999, and the related statements of cash flows for the two nine-month periods ended September 30, 1999 and 1998 were not audited by us, and accordingly, we do not express an opinion on them.

Kelly & Company

Kelly & Company
Newport Beach, California
October 29, 1999

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                     ASSETS

Current assets:
Cash and equivalents........................................  $  104,087
  Restricted cash...........................................          --
  Trade accounts receivable, net............................     671,819
  Due from officers.........................................       8,000
  Inventory.................................................     138,400
  Prepaid expenses..........................................      10,741
  Other assets..............................................       6,357
                                                              ----------
          Total current assets..............................     939,404
Property and equipment, net.................................     129,579
Deferred costs..............................................     458,440
Deposits....................................................      36,138
Intangible asset............................................      37,000
Other asset.................................................      10,165
                                                              ----------
TOTAL ASSETS................................................  $1,610,726
                                                              ==========

                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  197,485
  Accrued expenses..........................................      47,425
  Debentures payable........................................     200,000
  Accrued stock.............................................     120,000
                                                              ----------
TOTAL LIABILITIES...........................................     562,267
                                                              ----------

Commitments and contingencies

Shareholders' equity:
  Common stock; $0.001 par value; 25,000,000 shares
     authorized, 10,148,199 shares issued and outstanding at
     September 30, 1999.....................................      10,148
  Additional paid-in capital................................   4,709,080
  Accumulated deficit.......................................  (3,670,769)
                                                              ----------
TOTAL SHAREHOLDERS' EQUITY..................................   1,048,459
                                                              ==========
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $1,610,726
                                                              ==========

    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                          AS OF SEPTEMBER 30, 1999 AND
               FOR THE TWO NINE-MONTH AND TWO THREE-MONTH PERIODS
                       ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

                                                                                   THREE           THREE
                                                NINE MONTHS     NINE MONTHS       MONTHS          MONTHS
                                                   ENDED           ENDED           ENDED           ENDED
                                               SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                   1999            1998            1999            1998
                                               -------------   -------------   -------------   -------------
Net sales....................................   $1,590,787      $2,224,886       $ 747,462       $ 634,291
Cost of sales................................      822,223       2,127,645         262,494         595,230
                                                ----------      ----------       ---------       ---------
  Gross profit...............................      768,564          97,241         484,968          39,061
                                                ----------      ----------       ---------       ---------
Personnel costs..............................      614,837         534,587          97,878         252,294
General and administrative costs.............      357,490         339,402          47,146         132,918
Advertising expense..........................      430,835         140,529         321,642          93,891
Legal and professional fees..................      398,779          51,651         342,084          34,684
                                                ----------      ----------       ---------       ---------
                                                 1,801,941       1,066,169         808,750         513,787
                                                ----------      ----------       ---------       ---------
  Income (loss) from operations..............   (1,033,377)       (968,928)       (323,782)       (474,726)
Interest income (expense)....................      (11,247)          1,005          (2,625)            580
                                                ----------      ----------       ---------       ---------
Loss before provision for income taxes and
  extraordinary item.........................   (1,044,624)       (967,923)       (326,407)       (474,146)
Provision for income taxes...................         (340)           (800)           (340)             --
Extraordinary gain on settlement of debt.....      129,908              --              --              --
                                                ----------      ----------       ---------       ---------
NET LOSS.....................................   $ (915,056)     $ (968,723)      $(326,747)      $(474,146)
                                                ==========      ==========       =========       =========
NET LOSS PER SHARE, BASIC AND DILUTED........   $    (0.10)     $    (0.13)      $    (.03)      $    (.06)
                                                ==========      ==========       =========       =========

    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     AS OF SEPTEMBER 30, 1999 AND 1998 AND
                         FOR THE TWO NINE-MONTH PERIODS
                       ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

                                                       (FORMERLY INTERNATIONAL TRADING &
                                                           MANUFACTURING CORPORATION
                                                         [FORMERLY SALUTATIONS, INC.])
                                        ---------------------------------------------------------------
                                          COMMON     COMMON     PAID-IN     ACCUMULATED   SHAREHOLDERS'
                                          SHARES      STOCK     CAPITAL       DEFICIT        EQUITY
                                        ----------   -------   ----------   -----------   -------------
Balance, December 31, 1998............   8,309,063   $ 8,309   $2,753,409   $(2,755,713)   $    6,005
Shares issued pursuant to investment
agreement.............................     600,000       600      599,400            --       600,000
  Shares issued in private placements,
     net of offering costs............   1,061,930     1,062    1,176,982            --     1,178,044
  Shares issued for services..........     152,126       152      154,314            --       154,466
  Shares issued for licensing
     agreements.......................      25,000        25       24,975            --        25,000
  Net loss............................          --        --           --      (915,056)     (915,056)
                                        ----------   -------   ----------   -----------    ----------
Balance, September 30, 1999...........  10,148,119   $10,148   $4,709,080   $(3,670,769)   $1,048,459
                                        ==========   =======   ==========   ===========    ==========

    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     AS OF SEPTEMBER 30, 1999 AND 1998 AND
                         FOR THE TWO NINE-MONTH PERIODS
                       ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

                                                               NINE-MONTHS      NINE-MONTHS
                                                                  ENDED            ENDED
                                                              SEPTEMBER 30,    SEPTEMBER 30,
                                                                  1999             1998
                                                              -------------    -------------
Cash flows from operating activities:
Net loss....................................................   $  (915,056)      $(968,723)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................        10,829           6,241
  Allowance for doubtful accounts...........................      (143,925)             --
Decrease (increase) in assets:
  Accounts receivable.......................................      (199,939)             --
  Inventories...............................................        (1,504)        303,307
  Prepaid expenses..........................................        47,022         (31,414)
  Other current assets......................................        51,946         (21,307)
  Due from officers.........................................            --         (17,446)
  Deferred costs............................................      (458,440)             --
  Deposits..................................................       (36,138)             --
  Other assets..............................................       (10,165)        (10,000)
Increase (decrease) in liabilities:
  Accounts payable..........................................      (315,341)       (112,328)
  Accrued stock.............................................       120,000              --
  Accrued expenses..........................................        14,511          71,546
                                                               -----------       ---------
NET CASH USED IN OPERATING ACTIVITIES.......................    (1,790,057)       (780,124)
                                                               -----------       ---------
Cash flows used in investing activities:
  Purchases of property and equipment.......................      (111,380)        (13,681)
  Purchase of intangible assets.............................       (37,000)             --
                                                               -----------       ---------
NET CASH USED IN INVESTING ACTIVITIES.......................   $  (148,380)        (13,681)
                                                               -----------       ---------
Cash flows provided by financing activities:
  Proceeds from sale of common stock........................   $ 1,911,367       $ 902,978
                                                               -----------       ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................     1,911,367         902,978
                                                               -----------       ---------
NET INCREASE IN CASH........................................       (27,070)        109,173
CASH AND EQUIVALENTS AT BEGINNING OF YEAR...................       131,157           8,348
                                                               -----------       ---------
CASH AND EQUIVALENTS AT END OF YEAR.........................   $   104,087       $ 117,521
                                                               ===========       =========

Supplemental Disclosures of Cash Flow Information

                                                               1999      1998
                                                              -------    ----
Interest paid...............................................  $39,398    --
Income taxes paid...........................................       --    --

    The accompanying notes are an integral part of the financial statements.
                      See accountants' disclaimer report.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 1999 AND 1998 AND
                         FOR THE TWO NINE-MONTH PERIODS
                       ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     The consolidated financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the information presented not misleading when read in conjunction with the Company's consolidated financial statements for the year ended December 31, 1998. The financial information presented reflects all adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

     In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments, consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the financial statements, necessary to present fairly its financial position as of September 30, 1999 and the results of its operations and cash flows for the nine-month periods in the period ended September 30, 1999 and 1998.

2. NAME CHANGE

     During 1999, International Trading & Manufacturing Corporation changed its name to Genius Products, Inc. This change is a result of the Company's introduction in 1999 of its Baby Genius line of music and video products. The Company believes these products will represent the majority of its activities.

3. COMMITMENTS

     During the nine months ended September 30, 1999, the Company entered into employment agreements with six individuals (five of whom are officers) providing for a combined annual base compensation aggregating $715,000. In addition, each of these six individuals has entered into an employment agreement with the Company which provides that in the event of a change in ownership control of the Company on or before December 31, 2001, each individual will receive his full salary through the date of his termination, along with a lump sum payment equaling ten times the highest annual compensation paid for any of the three fiscal years preceding his termination. In addition, any unvested or partially vested options held by such individual will fully vest.

4. EXTRAORDINARY ITEM

     In the first quarter of 1999, the Company settled amounts due to jewelry suppliers for less than the amount due. These amounts related to sales made by the Company in 1998 that were returned by the purchaser in 1998. The gain realized by the Company upon satisfaction of this debt has been recorded as an extraordinary item.

5. LOSS PER COMMON SHARE

     The Company adopted Statements on Financial Accounting Standards No. 128, Earnings Per Share. Loss per common share has been calculated in accordance with this statement.

                      See accountants' disclaimer report.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                     AS OF SEPTEMBER 30, 1999 AND 1998 AND
                         FOR THE TWO NINE-MONTH PERIODS
                       ENDED SEPTEMBER 30, 1999 AND 1998
                                  (UNAUDITED)

     The computations of basic and diluted loss per common share for the two nine-month periods and the two three-month periods ended September 30, 1999 and 1998 are as follows:

                                                                NINE-MONTH PERIODS
                                                                ENDED SEPTEMBER 30,
                                                             -------------------------
                                                                1999           1998
                                                             -----------    ----------
Amounts available to common shareholders:
Loss before extraordinary item.............................  $(1,044,964)   $ (968,723)
  Extraordinary item.......................................      129,908            --
                                                             -----------    ----------
  Net loss.................................................  $  (915,056)   $ (968,723)
                                                             ===========    ==========
Weighted-average shares, basic and diluted.................    9,227,394     7,508,563
                                                             -----------    ----------
Amounts per common share, basic and diluted:
  Loss before extraordinary item...........................  $     (0.11)   $    (0.13)
  Extraordinary item.......................................         0.01            --
                                                             -----------    ----------
  Net loss.................................................  $     (0.10)   $    (0.13)
                                                             ===========    ==========

                                                                THREE-MONTH PERIODS
                                                                ENDED SEPTEMBER 30,
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
Amounts available to common shareholders:
Net loss....................................................  $ (326,747)   $ (474,146)
                                                              ==========    ==========
Weighted-average shares, basic and diluted..................   9,969,750     7,414,396
                                                              ----------    ----------
Loss per common share, basic and diluted....................  $    (0.03)   $    (0.06)
                                                              ==========    ==========

6. INVESTMENT AGREEMENT

     In March 1999, the Company entered into an investment agreement with Minnesota Communications Group ("MCG"), an affiliate of Minnesota Public Radio. The investment agreement provides MCG the right to purchase up to 1.5 million shares of the Company's common stock at a purchase price of $1.00 per share. This agreement is effective until March 31, 2000. Pursuant to this agreement, MCG purchased 600,000 shares of the Company's common stock in March and April 1999.

7. COMMON STOCK

     During the period January 1, 1999 through August 31, 1999, the Company sold, including the 600,000 shares of common stock sold to MCG described above, 1,661,930 shares of its common stock. The Company realized $1,778,044 from the sale of these shares.

     In addition, during this same period the Company issued 179,466 shares of common stock for consulting and legal services and trademark license agreements.

                      See accountants' disclaimer report.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Genius Products, Inc. (formerly International Trading & Manufacturing)

     We have audited the accompanying consolidated balance sheets of Genius Products, Inc. (formerly International Trading & Manufacturing Corporation) and its subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genius Products, Inc. (formerly International Trading & Manufacturing Corporation) as of December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ KELLY & COMPANY

Kelly & Company
Newport Beach, California
September 16, 1999

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                        ASSETS
                                                                 1998          1997
                                                              -----------    ---------
Current assets:
Cash and equivalents........................................  $   131,157    $  18,395
  Restricted cash...........................................           --       14,195
  Trade accounts receivable, net............................      327,955        1,500
  Due from officers.........................................        8,000           --
  Inventory.................................................      136,896      454,318
  Prepaid membership fees...................................       33,739           --
  Other.....................................................       24,024        4,075
                                                              -----------    ---------
          Total current assets..............................      661,771      492,483
Property and equipment, net.................................       29,028        5,735
Deposits....................................................       36,138           --
Intangible asset............................................       12,000           --
Other asset.................................................       10,165           --
                                                              -----------    ---------
TOTAL ASSETS................................................  $   749,102    $ 498,218
                                                              ===========    =========

                    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable............................................  $   510,183    $ 338,674
  Convertible debentures payable............................      200,000           --
  Other.....................................................       32,914           --
                                                              -----------    ---------
          Total current liabilities.........................      743,097      338,674
                                                              -----------    ---------
TOTAL LIABILITIES...........................................      743,097      338,674
                                                              -----------    ---------
Commitments and contingencies
Shareholders' equity:
  Common stock; $0.001 par value; 25,000,000 shares
     authorized; 8,309,063 and 6,708,063 shares issued and
     outstanding at December 31, 1998 and 1997,
     respectively ..........................................        8,309        6,708
  Additional paid-in capital................................    2,753,409      872,950
  Accumulated deficit.......................................   (2,755,713)    (720,114)
                                                              -----------    ---------
TOTAL SHAREHOLDERS' EQUITY..................................        6,005      159,544
                                                              -----------    ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $   749,102    $ 498,218
                                                              ===========    =========

    The accompanying notes are an integral part of the financial statements.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                 1998           1997
                                                              -----------    ----------
Net sales...................................................  $ 2,511,136    $3,639,468
Cost of sales...............................................    2,479,032     3,343,693
                                                              -----------    ----------
  Gross profit..............................................       32,104       295,775
                                                              -----------    ----------
Personnel costs.............................................      611,100       213,885
Infomercial expense.........................................      556,125        95,058
General and administrative costs............................      397,096       289,967
Advertising expense.........................................      174,734        32,552
Legal and professional fees.................................       87,615        28,820
                                                              -----------    ----------
                                                                1,826,670       660,282
  Loss from operations......................................   (1,794,566)     (364,507)
Interest expense............................................     (240,233)     (108,327)
Loss before provision for income taxes......................   (2,034,799)     (472,834)
Provision for income taxes..................................         (800)         (800)
                                                              -----------    ----------
NET LOSS....................................................  $(2,035,599)   $ (473,634)
                                                              ===========    ==========
NET LOSS PER SHARE, BASIC AND DILUTED.......................  $     (0.28)   $    (0.09)
                                                              ===========    ==========

    The accompanying notes are an integral part of the financial statements.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                           GENIUS PRODUCTS, INC.
                                 INTERNATIONAL TRADE &    (FORMERLY INTERNATIONAL
                                     MANUFACTURING               TRADING &
                                      CORPORATION              MANUFACTURING
                                 (A NEVADA CORPORATION     CORPORATION [FORMERLY
                                   DOING BUSINESS IN        SALUTATIONS, INC.])
                                      CALIFORNIA)          (A NEVADA CORPORATION)
                                 ----------------------   ------------------------                                   TOTAL
                                   COMMON       COMMON       COMMON       COMMON      PAID-IN     ACCUMULATED    SHAREHOLDERS'
                                   SHARES       STOCK        SHARES        STOCK      CAPITAL       DEFICIT         EQUITY
                                 -----------   --------   ------------   ---------   ----------   -----------    -------------
Balance, December 31, 1996.....       1,000    $     1            --          --     $      999   $  (246,480)    $  (245,480)
Stock split prior to
reorganization.................      (1,000)        (1)           --          --             --            --              (1)
                                  4,700,000      4,700            --          --         (4,699)           --               1
  Shares outstanding prior to
    reorganization.............          --         --       406,500      $  407           (407)           --              --
  Return of shares by a
    shareholder and their
    cancellation...............          --         --      (200,000)       (200)           200            --              --
  Stock split in connection
    with the business
    combination................          --         --      (206,500)       (207)           207            --              --
                                         --         --       516,250         516           (516)           --              --
  Shares issued for services in
    connection with the
    business combination.......          --         --       600,000         600          7,155            --           7,155
  Shares issued in a private
    placement offering, net of
    offering costs.............     423,000        423            --          --        401,667            --         402,090
  Shares issued in the
    acquisition of
    International Trade &
    Manufacturing Corporation
    (a Nevada corporation doing
    business in California)....  (5,123,000)    (5,123)    5,123,000       5,123             --            --              --
  Shares issued in payment of
    debt and related accrued
    interest...................          --         --       468,813         469        468,344            --         468,813
  Net loss.....................          --         --            --          --             --      (473,634)       (473,634)
                                 ----------    -------     ---------      ------     ----------   -----------     -----------
Balance, December 31, 1997.....          --    $    --     6,708,063      $6,708     $  872,950   $  (720,114)    $   159,544
                                 ==========    =======     =========      ======     ==========   ===========     ===========
Balance, December 31, 1997.....          --         --     6,708,063      $6,708     $  872,950   $  (720,114)    $   159,544
  Shares issued in private
    placement, net of offering
    costs......................          --         --       955,000         955        901,973            --         902,928
  Shares issued in private
    placement, net of offering
    costs......................          --         --        96,000          96         82,661            --          82,757
  Shares issued for services...          --         --        75,000          75        196,800            --         196,875
  Options to purchase common
    stock granted to employees
    as incentives..............          --         --            --          --         51,500            --          51,500
  Value of options to purchase
    common stock granted to
    non-employees for
    services...................          --         --            --          --        258,000            --         258,000
  Value of beneficial
    conversion feature of
    convertible debt...........          --         --            --          --        200,000            --         200,000
  Shares issued in private
    placement, net of offering
    costs......................          --         --       475,000         475        189,525            --         190,000
  Net loss.....................          --         --            --          --             --    (2,035,599)     (2,035,599)
                                 ----------    -------     ---------      ------     ----------   -----------     -----------
Balance, December 31, 1998.....          --    $    --     8,309,063      $8,309     $2,753,409   $(2,755,713)    $     6,005
                                 ==========    =======     =========      ======     ==========   ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                 1998          1997
                                                              -----------    ---------
Cash flows from operating activities:
Net loss....................................................  $(2,035,599)   $(473,634)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................        7,246        2,873
  Sales returns.............................................      143,925           --
  Accrued interest satisfied by the issuance of stock.......           --       43,559
  Common stock issued for services..........................      196,875           --
  Stock options granted to employees........................       51,500           --
  Value of stock options granted to a non-employee for
     services...............................................      258,000           --
  Interest expense arising from beneficial conversion
     feature on convertible notes payable...................      200,000           --
Decrease (increase) in assets:
  Restricted cash...........................................       14,195       29,847
  Accounts receivable.......................................     (470,380)      64,785
  Due from officers.........................................       (8,000)          --
  Inventories...............................................      317,422     (336,318)
  Prepaid membership costs..................................      (33,739)          --
  Other current assets......................................      (19,949)      (3,250)
  Deposits..................................................      (36,138)          --
  Intangible assets.........................................      (12,000)          --
  Other assets..............................................      (10,165)      17,431
Increase in liabilities:
  Accounts payable..........................................      171,509      268,452
  Other current liabilities.................................       32,914           --
                                                              -----------    ---------
NET CASH USED IN OPERATING ACTIVITIES.......................   (1,232,384)    (386,255)
                                                              -----------    ---------
Cash flows used in investing activities:
  Purchases of property and equipment.......................      (30,539)          --
                                                              -----------    ---------
NET CASH USED IN INVESTING ACTIVITIES.......................      (30,539)          --
                                                              -----------    ---------
Cash flows provided by financing activities:
  Proceeds from issuance of convertible debentures payable
     to others..............................................      200,000           --
  Proceeds from sale of common stock........................    1,175,685      402,090
                                                              -----------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................    1,375,685      402,090
                                                              -----------    ---------
NET INCREASE IN CASH........................................      112,762       15,835
CASH AND EQUIVALENTS IN BEGINNING OF YEAR...................       18,395        2,560
                                                              -----------    ---------
CASH AND EQUIVALENTS AT END OF YEAR.........................  $   131,157    $  18,395
                                                              ===========    =========
Supplemental Disclosures of Cash Flow Information
Interest paid...............................................  $    39,398    $  66,126
Income taxes paid...........................................           --    $   1,600
Supplemental Schedule of Non-Cash Investing and Financing
  Activities
Satisfaction of debt through issuance of stock:
  Liabilities satisfied.....................................           --    $(468,813)
  Shares issued.............................................           --    $ 468,813
Issuance of stock pursuant to reorganization:
  Reduction in paid-in capital..............................           --    $  (1,116)
  Common stock issued.......................................           --    $   1,116

    The accompanying notes are an integral part of the financial statements.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1. NATURE OF OPERATIONS

     The historical major line of business of Genius Products, Inc. (formerly International Trading & Manufacturing Corporation) and its subsidiaries (the "Company") has been the development and sale on a wholesale basis of fine and costume jewelry. The Company's major customer is a television shopping network that broadcasts in the United States. The Company designs its products and uses independent foreign manufacturing facilities to produce them to the Company's specifications.

     During the year ended December 31, 1998, the Company developed and trademarked the brand, Baby Genius(TM). The first products using this name are a collection of music products produced by the Company under the name of Baby Genius(TM) Classical Series featuring an assortment of classical, instrumental, and relaxation music designed for expectant mothers, infants and children. Sales of these products commenced in the first calendar quarter of 1999.

     The Company is currently developing its website to serve as an e-commerce retail and information site with an intended focus on parents, parents-to-be and children. The website is anticipated to be fully operational in the first calendar quarter of 2000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements of the Company include the accounts of Genius Products, Inc. (formerly International Trading & Manufacturing Corporation) (a Nevada corporation), and its subsidiaries International Trade & Manufacturing Corporation (a Nevada corporation doing business in California) Sanuk Jewelry Corporation, (a Nevada corporation), and The Astrology Network Corporation (a Nevada corporation). All significant intercompany transactions have been eliminated.

  Revenue Recognition

     Revenues and the related cost of sales are recorded upon the shipment of goods.

     The Company maintains a policy that allows for the return of defective or damaged goods or for goods that do not meet the Company's customers' specifications. Damaged or defective goods are returned by the Company to the vendor for a full refund and are recorded as a reduction of cost of sales. Goods that are returned that are not defective or damaged are reflected as a reduction of sales. The returned goods inventory is reduced to net realizable value and resold. Sales of returned goods are reported as revenue when they occur.

  Business Combinations

     The Company (formerly Salutations, Inc.) acquired all of the issued and outstanding shares of International Trade & Manufacturing Corporation (a Nevada corporation). Immediately after the acquisition Salutations, Inc. changed its name to International Trading & Manufacturing Corporation, and then to Genius Products, Inc. The transaction, has been recorded as a capital transaction. Salutations, Inc. had no operations, assets or liabilities at the acquisition date. No goodwill was recorded as a result of this transaction.

  Cash and Equivalents

     The Company maintains cash accounts in a bank depository insured by the Federal Deposit Insurance Corporation. The Company maintains cash balances in accounts which exceeded the federally insured limits by $30,665 at December 31, 1998; however, the Company has not experienced any losses in such accounts. The Company has no requirements for compensating balances.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

  Inventory

     Inventory consists of finished goods and is valued at the lower of cost or market. Cost is determined on a first in first out ("FIFO") method of valuation. The Company regularly monitors inventory for excess or obsolete items and makes any valuation corrections when such adjustments are needed.

  Property and Equipment

     Property and equipment are recorded at cost and are depreciated using the straight line method over the expected useful lives noted below. The cost and related accumulated depreciation of assets are removed from the accounts upon retirement or other disposition, and the resulting profit or loss is reflected in the statement of operations. Renewals and betterments that materially extend the life of the assets are capitalized.

                                                     ESTIMATED
                                                    USEFUL LIFE
                                                    -----------
Computer equipment................................     5 years
Furniture and fixtures............................   5-7 years

  Intangible Asset

     The intangible asset is a license to use certain classical compositions in the production of the Company's line of music products that became available for sale after the year ended December 31, 1998. The license will be amortized on a straight line basis over a three year period (the estimated life of the music products sale promotion).

  Impairment of Long-Lived Assets

     The Company annually evaluates its long-lived assets, including its one identifiable intangible asset, for potential impairment. When circumstances indicate that the carrying amount of an asset is not recoverable, as demonstrated by the projected undiscounted cash flows, an impairment loss is recognized. The Company's management has determined that there was no such impairment present at December 31, 1998 and 1997.

  Income Taxes

     The Company accounts for deferred income taxes using the liability method. Deferred income taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting. Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability.

  Stock Based Compensation

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee and nonemployee compensation plans.

     The Company accounts for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123. Compensation cost for stock options granted to employees, if any, is measured as the excess of the market price of the Company's stock at the date of grant over the amount an employee must

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

pay to acquire the stock. Compensation cost for stock options granted to nonemployees is determined using a fair value method at the date of grant. Compensation cost is recorded over the requisite vesting period.

  Common Shares and Per Share Amounts

     All common shares and per share amounts have been adjusted to give retroactive effect, where applicable, for stock splits.

  Earnings per Common Share

     In 1997 the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share". This pronouncement replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Loss per common share has been calculated in accordance with the requirements of this statement for the years ended December 31, 1998 and 1997.

     Basic earnings per share ("EPS") is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

  Advertising and Infomercial Costs

     Advertising costs including infomercial production costs are expensed when they are incurred. Infomercial production costs in 1998 include the value of 75,000 common shares issued ($196,800) and options on 150,000 common shares granted ($258,000) in connection with the production of infomercials.

  Vulnerability Due to Certain Concentrations

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's jewelry sales are dependent on sales to one customer that is a television shopping network that broadcasts in the United States. Its Baby Genius(TM) products are sold through traditional retail markets and will also be sold through its website, once developed. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be not collectable.

     The Company is dependent on a limited number of vendors from Pacific Rim countries for its products. Although alternate sources of supply do exist for its products, loss of certain suppliers could disrupt ongoing operations. All transactions with foreign vendors were in United States currency.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements. Changes in these estimates and assumptions are considered reasonably possible and may have a material impact on the financial statements.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

  Reclassifications

     Certain reclassifications have been made to prior years financial statements to conform with the 1998 presentation.

3. TRADE ACCOUNTS RECEIVABLE

     Pursuant to a factoring agreement entered into in 1996, the Company's principal bank has served as its factor. The bank purchased with recourse, as the owner, the Company's interest in the individual accounts receivable. As a reserve against future claims, the bank required twenty percent of the invoice face amount of the active account receivable involved in its factoring program to be held in a restricted interest bearing account. In addition to the factoring recourse reserve, the monies advanced under the agreement were also secured by inventories, those accounts receivable not already factored, equipment of the Company, and the personal guarantees of two of its officers who are also major shareholders.

     This factoring agreement expired October 9, 1998 and was not renewed. At December 31, 1998, the Company had no contingent liabilities resulting from the bank's purchases of accounts receivable as all factoring program amounts were collected prior to the expiration of the agreement.

     The bank charged a fee equal to 2.38% of the face value of the factored accounts receivable. For the years ended December 31, 1998 and 1997, the bank's fees amounted to $39,398 and $66,126, respectively.

4. DUE FROM OFFICERS

     Due from officers consists of advances made to two vice-presidents of the Company related to moving expenses at their hire date.

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1997
                                                          --------    -------
Computer and equipment..................................  $ 27,844         --
Furniture and fixtures..................................    13,872    $11,177
                                                          --------    -------
                                                            41,716     11,177
  Less: accumulated depreciation........................   (12,688)    (5,442)
                                                          --------    -------
TOTAL PROPERTY AND EQUIPMENT............................  $ 29,028    $ 5,735
                                                          ========    =======

     Depreciation expense for the years ended December 31, 1998 and 1997 was $7,246 and $2,873, respectively.

6. LETTER OF CREDIT

     In September 1998, the Company entered into a letter of credit agreement with its bank. The letter of credit is for $10,000 and is used to satisfy the reserve requirement of the Company's merchant account for processing credit card purchases of the Company's products. The letter of credit is collateralized by a $10,000 certificate of deposit and expires August 21, 2000.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

7. CONVERTIBLE DEBENTURES PAYABLE

     During 1998, the Company issued two convertible debentures to individual investors totaling $200,000. The debentures are without interest or collateral and are due December 31, 1999. The debenture may be converted in whole or in part into shares of the Company's common stock at any time until December 31, 1999, at a conversion price of $.50 per share. The value of the beneficial conversion feature was estimated to be $200,000, and additional paid in capital and interest expense of $200,000 was recognized. In connection with the issuance of these debentures, the Company paid a fee of $20,000 to an individual as a commission. The prepaid loan fee is being amortized to interest expense using the effective interest method over the life of the debentures.

8. DEFERRED INCOME TAXES

     The components of the provision for income taxes are as follows:

                                                              1998    1997
                                                              ----    ----
Federal.....................................................    --      --
  State.....................................................  $800    $800
                                                              ----    ----
                                                               800     800
                                                              ----    ----
Deferred tax expense (benefit):
  Federal...................................................    --      --
  State.....................................................    --      --
                                                              ----    ----
TOTAL PROVISION.............................................  $800    $800
                                                              ====    ====

     Significant components of the Company's deferred income tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                         1998         1997
                                                       ---------    ---------
Deferred income tax assets:
Net operating loss carryforward......................  $ 787,049    $ 203,672
Depreciation.........................................         --           --
Other................................................      2,004        1,477
                                                       ---------    ---------
     Total deferred income tax asset.................    789,053      205,149
Valuation allowance..................................   (789,053)    (205,149)
                                                       ---------    ---------
NET DEFERRED INCOME TAX ASSET........................         --           --
                                                       =========    =========

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Reconciliation of the effective tax rate to the U.S. statutory rate is as follows:

                                                              FOR THE YEARS
                                                                  ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Tax expense at U.S. statutory rate..........................  (34.0)%  (34.0)%
State tax provision.........................................     --       --
Other.......................................................    8.1      1.3
Change in valuation allowance...............................   25.9     32.9
                                                              -----    -----
EFFECTIVE INCOME TAX RATE...................................     --%     0.2%
                                                              =====    =====

     The Company has a net operating loss carryforward as of December 31, 1998 of $2,036,134 and $1,018,961 respectively, for federal and state income tax purposes. The federal and state net operating losses begin to expire in 2018 and 2003, respectively.

9. COMMITMENTS AND CONTINGENCIES

     The Company has operating leases for its corporate office and certain vehicles. Two of such vehicle leases were entered into for the personal benefit of two officers of the Company, and the minimum lease payments are to be reimbursed to the Company. Future minimum lease payments at December 31, 1998, are as follows:

                                                     TOTAL
                                                    --------
1999..............................................  $146,559
2000..............................................   131,357
2001..............................................   116,905
2002..............................................   115,680
2003..............................................   108,020
                                                    --------
          TOTAL FUTURE MINIMUM LEASE PAYMENTS.....  $618,521
                                                    ========

     Rental expense, resulting from the operating lease agreements, was $68,761 and $65,297 during the years ended December 31, 1998 and 1997, respectively.

     The Company's corporate facility lease expired in June 1998, and thereafter it continued its occupancy on a month to month basis. The Company entered into a sublease agreement commencing December 1, 1998 for its corporate office facilities and, subsequent to year end, moved their corporate headquarters to a new location in San Diego, California. The term of the sublease is five years. Monthly lease payments are $9,034 during the first year and increase each year thereafter by approximately $196 per month.

10. STOCK BASED COMPENSATION

     The Company currently has a formal stock option plan that provides for the granting of options to employees and consultants.

  Employees

     During the year ended December 31, 1997, the Company granted options to four of its officers to purchase a total of 2,275,000 shares of its common stock at an exercise price of $1.25 per share. The exercise

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

price is equal to the estimated fair market value of the stock at the date of grant. These options vest over three years and expire ten years after the date of grant.

     During the year ended December 31, 1998, the Company granted options to three of its employees to purchase a total of 110,000 shares of its common stock at an exercise price of $1.25. These options were granted at a price below fair market value, which resulted in the recognition of an additional $51,500 of compensation expense.

     The weighted average fair value of the stock options granted during the years ended December 31, 1998 and 1997 was $2.16 and $.94, respectively. The following summarizes information about stock options granted and outstanding at December 31, 1998 and 1997, and changes during the years then ended:

                                                                      WEIGHTED
                                                                       AVERAGE
                                                         NUMBER OF    EXERCISED
                                                          OPTIONS       PRICE
                                                         ---------    ---------
OUTSTANDING AT DECEMBER 31, 1996.......................         --         --
Granted................................................  2,275,000      $1.25
  Exercised............................................         --         --
  Cancelled............................................         --         --
  Expired..............................................         --         --
                                                         ---------      -----
OUTSTANDING AT DECEMBER 31, 1997.......................  2,275,000       1.25
  Granted..............................................    110,000       1.25
  Exercised............................................         --         --
  Cancelled............................................         --         --
  Expired..............................................         --         --
                                                         ---------      -----
OUTSTANDING AT DECEMBER 31, 1998.......................  2,385,000      $1.25
                                                         =========      =====

     No options were exercisable at December 31, 1998 or 1997.

     SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models to provide supplemental information regarding options granted after 1994. Pro forma information regarding net loss and loss per share shown below was determined as if the Company had accounted for its employee stock options under the fair value method of that statement.

     The fair value of each option granted was estimated at the date of grant using the Black-Scholes Option Pricing Model (the "BSOPM"). The BSOPM was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options, such as vesting restriction and extremely limited transferability. In addition, the assumptions used in option valuation models are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effect on net loss for 1998 and 1997 may not be representative of the actual results had the Company accounted for the stock options using the fair value method.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                       1998           1997
                                                    -----------    -----------
Net loss, as reported.............................  $(2,035,599)   $  (473,634)
Pro forma net loss................................  $(2,827,767)   $(1,186,467)
BASIC LOSS PER SHARE, AS REPORTED.................  $     (0.28)   $     (0.09)
PRO FORMA BASIC LOSS PER SHARE....................  $     (0.34)   $     (0.23)

     For purposes of the above pro forma calculation, the fair value of options granted by the Company in fiscal years 1998 and 1997, is estimated using the BSOPM with the weighted average assumptions listed below.

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Risk-free interest rate.....................................   4.91%    5.86%
Expected dividend yield.....................................     --       --
Expected stock price volatility.............................   1.46     1.46
Expected life in years......................................  10.00    10.00

  Nonemployees

     On October 20, 1998, the Company granted options to two individuals, for services rendered, to purchase a total of 150,000 shares of its common stock at an exercise price of $3.40 per share.

     The Company accounts for stock-based compensation awards to nonemployees based upon fair values at the grant dates in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". The consideration received for the granting of stock options is based on the fair value of the goods or services received or the options issued, whichever is more reliably measurable. The BSOPM is used to determine the fair value of the options when the value of the services is based on the value of the options issued. The fair value of the options is amortized over the period the Company received the goods or services.

     The weighted average fair value of the options granted during the year ended December 31, 1998 was $1.72. The following summarizes information about options granted to nonemployees and outstanding at December 31, 1998 and 1997, and changes during the years then ended:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                           OPTIONS      EXERCISE
                                                         OUTSTANDING     PRICE
                                                         -----------    --------
BALANCE AT DECEMBER 31, 1997...........................         --          --
Granted................................................    150,000       $3.40
  Exercised............................................         --          --
  Cancelled............................................         --          --
                                                           -------       -----
BALANCE AT DECEMBER 31, 1998...........................    150,000       $3.40
                                                           =======       =====

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     The fair value of the options granted was estimated using the Black-Scholes Option Pricing Model with the weighted-average assumptions below:

Risk free interest rate...............................  3.98%
Expected dividend yield...............................    --
Expected stock price volatility.......................  1.46
Expected life in years................................  3.00

11. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

     The estimated fair value amounts of all financial instruments, on the Company's December 31, 1998 and 1997 balance sheets, have been determined by using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company does not have any off balance sheet financial instruments.

     The following methods and assumptions were used by the Company in estimating fair value disclosures for the financial statements:

     Cash and equivalents, accounts receivable, inventory, accounts payable, and certain other current liability amounts approximate fair value due to the short term maturities of these instruments.

12. EARNINGS PER SHARE

     In the year ended December 31, 1997, the Company has adopted SFAS No. 128, "Earnings Per Share". Loss per common share has been calculated in accordance with the requirements of this statement.

     The computations of net loss per common share for the years ended December 31, 1998 and 1997 are as follows:

                                                        1998           1997
                                                     -----------    ----------
Net loss available to common shareholders
  (numerator)......................................  $(2,035,599)   $ (473,634)
Weighted-average shares outstanding basic an
diluted (denominator)..............................    7,299,730     5,106,321
                                                     -----------    ----------
Basic and diluted loss per common share............  $     (0.28)   $    (0.09)
                                                     ===========    ==========

     The effect of the potentially dilutive securities listed below were not included in the computation of diluted loss per share, because to do so would have been anti dilutive for the periods presented.

                                                          1998         1997
                                                        ---------    ---------
Shares of common stock issuable under:
Employee stock options................................  2,385,000    2,275,000
  Convertible debentures payable......................    400,000           --
  Non-employee stock options..........................    150,000           --

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

13. COMMON STOCK

  Pre-acquisition of International Trade & Manufacturing Corporation

     Stock Split

     In July 1997, prior to the acquisition, the Company's shareholders approved a four thousand seven hundred to one forward stock split. Accordingly, $4,699 was transferred from common stock to additional paid-in capital representing the par value of the shares issued in the stock split.

     Private Placement Offering

     In the year ended December 31 1997, the Company completed a private placement offering of 423,000 shares of common shares at a price of $1.00 per share. Total net proceeds of the offering was $402,090 which was used for general corporation purposes.

     Cancellation of Outstanding Shares

     In July 1997, an officer and shareholder of Salutations, Inc. turned in 200,000 shares of common stock that were subsequently canceled.

     Stock Split

     In September 1997, concurrent to the acquisition described below, Salutations, Inc.'s shareholders approved a two and one half for one forward stock split. Accordingly, $516 was transferred from common stock to additional paid-in capital representing the par value of the shares issued in the stock split.

     Shares Issued in Connection with the Acquisition of International Trade & Manufacturing Corporation

     Concurrent with the acquisition by Salutations, Inc., the Company issued 600,000 shares of common stock to an outside party for assistance in the corporate reorganization and agreed to pay consulting fees of $5,000 per month.

  Acquisition of International Trade & Manufacturing Corporation

     On September 30, 1997, the Company (formerly Salutations, Inc.) acquired all of the issued and outstanding shares of International Trade & Manufacturing Corporation in exchange for 5,123,000 shares of the Company's common stock. After the transaction, the former shareholders of International Trade & Manufacturing, Inc. held 80.8 percent of the outstanding common stock of the Company.

     As part of the acquisition, Salutations, Inc. changed its name to International Trading & Manufacturing Corporation. The board of directors of International Trading & Manufacturing Corporation (formerly Salutations, Inc.) was replaced by the corporate officers and board of directors of International Trade & Manufacturing Corporation.

  Post-acquisition of International Trade & Manufacturing Corporation

     Common Shares Issued in Exchange for Debt

     In the year ended December 31, 1997, the Company issued 486,813 shares of common stock at market value of $468,813 in payment for $353,989 of notes payable and $114,824 of accrued interest to note holders at December 31, 1997.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

     Private Placement Offering

     In the year ended December 31, 1998, the Company completed a second private placement offering of 955,000 shares of common stock at a price of $1.25 per share. Total net proceeds of the offering was $902,928 which was used for general corporation business.

     Issuance of Common Stock to Private Investors

     During the year ended December 31, 1998, the Company sold 96,000 shares of common stock pursuant to a private placement, less commissions paid and other financing costs, for net proceeds of $82,757.

     Issuance of Common Stock for Advertising Services

     In October 1998, the Company issued 75,000 shares of common stock valued at $196,875 to non-employees for services rendered in connection with the creation of an infomercial.

     Issuance of Common Stock to Officers and Employees

     In December 1998, the Company sold 475,000 shares of its common stock at $.40 per share. These shares were purchased by (i) an associate of a holder of more than 10% of the outstanding shares of the Company's common stock; (ii) an officer of the Company; and (iii) an employee of the corporation. The net proceeds of these sales totaled $190,000.

14. IMPACT OF THE YEAR 2000, (UNAUDITED)

     The Company anticipates that the Year 2000 could impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, which would result in system failures, miscalculations, and general disruption of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. Many Year 2000 problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     The Company anticipates the completion of a preliminary assessment of each of its operations and the Year 2000 readiness and feels that the appropriate actions will be taken. The Company does not believe the Year 2000 issue will pose significant problems for the Company's computer systems. The Company recognizes, however, that the Year 2000 issue could have a material impact on the operations of the Company. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely readied for the Year 2000. Moreover, there can be no guarantee that the Company's suppliers, customers, or other parties with whom the Company does business will not experience significant Year 2000 problems, which might result in an adverse effect on the Company's operations. The Company's computer system currently runs several programs which may be affected by Year 2000. The Company anticipates taking the necessary steps to determine whether the programs are Year 2000 compliant and, if not, what steps need to be taken to reduce the effect of Year 2000.

                             GENIUS PRODUCTS, INC.
          (FORMERLY INTERNATIONAL TRADING & MANUFACTURING CORPORATION)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

15. SUBSEQUENT EVENTS

  Investment Agreement

     In March 1999, the Company entered into an investment agreement with Minnesota Communications Group ("MCG"), an affiliate of Minnesota Public Radio. The investment agreement provides MCG the right to purchase up to 1.5 million shares of the Company's common stock at a purchase price of $1.00 per share. This agreement is effective until March 31, 2000. Pursuant to this agreement, MCG purchased 600,000 shares of the Company's common stock in March and April 1999.

  Sales of Common Stock

     During the period January 1, 1999 through August 31, 1999, the Company sold, including the 600,000 shares of common stock sold to MCG described above, 1,661,930 shares of its common stock. The Company realized $1,738,044 from the sale of these shares.

     In addition, during this same period the Company issued 227,126 shares of common stock for consulting and legal services and trademark license agreements.

                                    PART III

                               INDEX TO EXHIBITS

 2.1   Agreement and Plan of Reorganization with Salutations, Inc., and related exhibits and consents
 3.1   Articles of Incorporation, as amended
 3.2   Bylaws, as amended
 4.1   Investment Agreement with Minnesota Communications Group
 4.2   Shareholders Agreement with Minnesota Communications Group, and related exhibits and schedules
 4.3   Convertible Debenture with Russ Karlen
 4.4   Convertible Debenture with Steve Livingston
 4.5   Option Agreement to Purchase Common Stock with Kevin
       Harrington Enterprises, Inc.
 4.6   Option Agreement to Purchase Common Stock with Tim
       Harrington
 4.7   Form of Stock Option Agreement with Employees
10.1   License Agreement with Minnesota Communications Group
10.2   License Agreement with Minnesota Public Radio
10.3   Spokesperson Agreement with Panache, Inc., and related
       exhibits and addendum thereto
10.4   Sublease with Torrey Hills Corporate Centre, and related
       exhibits
10.5   Fulfillment Services Agreement with Professional Marketing
       Associates, Inc.
10.6   Letter Agreement with Lido Group
10.7   International Marketing and Distribution Agreement with
       HSND, and amendment and addendum thereto
10.8   Non-Qualified Stock Option Plan
10.9   Senior Executive Employment Agreement with Klaus Moeller
10.10  Change of Control Executive Employment Agreement with Klaus
       Moeller
10.11  Senior Executive Employment Agreement with Dorian Lowell
10.12  Change of Control Executive Employment Agreement with Dorian
       Lowell
10.13  Senior Executive Employment Agreement with Michael Meader
10.14  Change of Control Executive Employment Agreement with
       Michael Meader
10.15  Executive Employment Agreement with Larry Balaban
10.16  Change of Control Executive Employment Agreement with Larry
       Balaban
10.17  Executive Employment Agreement with Howard Balaban
10.18  Change of Control Executive Employment Agreement with Howard
       Balaban
10.19  Executive Employment Agreement with Vinko Kovac
10.20  Change of Control Executive Employment Agreement with Vinko
       Kovac
10.21  License Agreement with Sasha St. Clair
10.22  Letter Agreement with Gerald Edick
10.23  Form of License Agreement with Naxos of America, Inc.
27     Financial Data Schedule

                                   SIGNATURE

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Genius Products, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GENIUS PRODUCTS, INC., a Nevada
                                          corporation

November 2, 1999                          By: /s/ KLAUS MOELLER
                                            ------------------------------------
                                            Name: Klaus Moeller,
                                            Title: Chief Executive Officer and
                                              Sole Director